Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY):	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: The NASDAQ Stock Market LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   One Liberty Plaza, New York, NY 10006
3. Provide the applicant's mailing address (if different):
   Office of General Counsel
   805 King Farm Blvd., Rockville, MD 20850
4. Provide the applicant's business telephone and facsimile number:
   Phone: 301-978-8400 / Fax: 301-978-8472
   (Telephone) (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   John Yetter Vice President, Office of General Counsel 301-978-8497
   (Name) (Title) (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Edward S. Knight
   805 King Farm Blvd.
   Rockville, MD 20850
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
   (a) Date (MM/DD/YY): 12/16/2005 (b) State/Country of formation: Delaware
   (c) Statute under which applicant was organized:

SEC Mail Processing Section
JUN 29 2016
Washington DC
412



16019865

2016 JUN 28 PM 1:06
SEC / TM
RECEIVED

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The unders igned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents att ached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/28/16 (MM/DD/YY) The NASDAQ Stock Market LLC (Name of applicant)

By: [signature] (Signature) John M. Yetter, Vice President and Deputy (Printed Name and Title)

Subscribed and sworn before me this 28th day of June (Month), 2016 (Year) by [signature] (Notary Public)

My Commission expires ______ County of Montgomery State of ______

SHARON BRADFORD
NOTARY PUBLIC STATE OF MARYLAND
My Commission Expires January 9, 2017



This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

THE NASDAQ STOCK MARKET LLC

FORM 1 – Amendment of June 28, 2016

THE NASDAQ STOCK MARKET LLC

EXHIBITS

Exhibit A — Articles of Incorporation, By-Laws, and Rules

The information is available at http://nasdaqomx.cchwallstreet.com. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit B — All Written Rulings, Settled Practices having the effects of Rules and Interpretations.

The information is available at http://nasdaqomx.cchwallstreet.com. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit C — Subsidiaries and Affiliates of the Exchange (as of 6/17/2016)

All information required under Exhibit C for the subsidiaries and affiliates of the Exchange is listed in the attachment for Exhibit C and is kept up-to-date and available to the Commission and the public upon request. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit D — Financial Statements for each Subsidiary and Affiliate of the Exchange (as of 6/17/2016)

The unconsolidated financial statements for the latest fiscal year that is required under Exhibit D for the subsidiaries and affiliates of the Exchange is listed in the attachment for Exhibit D and is kept up-to-date and available to the Commission and the public upon request.

Exhibit E — Operation of Electronic Trading System

Not applicable.

Exhibit F — Forms: Membership and Member

The information is available at http://nasdaqtrader.com/trader.aspx?id=membership. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit G — Forms: Financial Statements, Reports, or Questionnaires

This information is kept up-to-date and available to the Commission and the public upon request.

Exhibit H Forms: Company Listings

The information is available at http://nasdaq.com/about/listing_information.stm. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit I Financial Statement of Exchange

The audited financial statements for The NASDAQ Stock Market LLC are attached. The audited financial statements for The Nasdaq Educational Foundation, Inc. will be completed shortly and will be filed upon completion. The audited financial statements contained in the Form 10-K for Nasdaq, Inc. for the fiscal year ended December 31, 2015 are attached and are available at https://www.sec.gov/Archives/edgar/data/1120193/000112019316000020/ndaq-20151231x10k.htm

Exhibit J List of Officers, Governors, and Members of Standing Committees

This information is kept up-to-date and available to the Commission and the public upon request.

Exhibit K List of Shareholders or Partners of the Exchange

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

The sole member of the Nasdaq Exchange within the meaning of the Delaware Limited Liability Company Act is Nasdaq, Inc. ("Nasdaq Holdco"). Accordingly, the requested information is provided with respect to the following entities that are beneficial owners of 5% or more a class of the voting securities of Nasdaq Holdco. Information is derived from filings by Nasdaq Holdco stockholders on SEC Forms 4, 13D, and 13G, and is current as of the respective dates of such filings. The calculations of approximate ownership interest below are based upon 164,370,961 shares of common stock outstanding on March 7, 2016, the record date for Nasdaq Holdco's 2016 annual meeting of stockholders. Shares of common stock underlying options, all of which are currently exercisable, were considered outstanding and beneficially owned by the person holding the options for the purpose of computing the approximate ownership interest of that person, but were not treated as outstanding for the purpose of computing the approximate ownership of any other person. Except as noted below, each stockholder is entitled to the number of votes equal to the number of shares of common stock held by such stockholder, subject to the 5% voting limitation contained in the Nasdaq Holdco's Amended and Restated Certificate of Incorporation.

1. Full legal name: Borse Dubai Limited

Title or status: The holding company for Dubai Financial Market and NASDAQ Dubai. Borse Dubai was created August 6, 2007 to consolidate the Government of Dubai's two stock exchanges as well as current investments in other exchanges.

Date title or status was acquired: As of the record date, based solely on information included in an amendment to Schedule 13D, filed March 27, 2012, Borse Dubai had shared voting and dispositive power over 29,780,515 shares. Borse Dubai is a majority-owned subsidiary of Investment Corporation of Dubai, and therefore, each of Borse Dubai and Investment Corporation of Dubai may be deemed to be the beneficial owner of the 29,780,515 shares held by Borse Dubai. Borse Dubai and Nasdaq have entered into an agreement that limits Borse Dubai's voting power to 4.35% of Nasdaq's total outstanding shares. All of the shares held by Borse Dubai are pledged as security for outstanding indebtedness.

Approximate ownership interest: Approximately 18.1% of this class of stock.

Control status: Borse Dubai does not control Nasdaq Holdco within the meaning of the definition of control in Form 1.

2. Full legal name: Investor AB

Title or status: Institutional investor

Date title or status was acquired: As of the record date, based solely on information included in a Form 4, filed May 25, 2012, Innax AB, which was formerly named Patricia Holding AB, had sole voting and dispositive power over 19,394,142 shares. Innax AB is 100% owned and controlled by Investor AB, and therefore, each of Innax AB and Investor AB may be deemed to be the beneficial owner of the 19,394,142 shares held by Innax AB.

Approximate ownership interest: Approximately 11.8% of this class of stock.

Control status: Investor AB does not control Nasdaq Holdco within the meaning of the definition of control in Form 1.

3. Full legal name: Massachusetts Financial Services Company

Title or status: Institutional investor

Date title or status was acquired: As of the record date, based solely on information included in a Schedule 13G/A, filed February 11, 2016, Massachusetts Financial Services Company indicated that it has beneficial ownership of, and sole dispositive power with respect to, 15,450,971 shares and sole voting power with respect to 14,439,181 shares.

Approximate ownership interest: Approximately 9.4% of this class of stock.

Control status: Massachusetts Financial Services Company does not control Nasdaq Holdco within the meaning of the definition of control in Form 1.

4. Full legal name: BlackRock, Inc.

Title or status: Institutional investor

Date title or status was acquired: As of the record date, based solely on information included in a Schedule 13G/A, filed February 10, 2016, BlackRock, Inc. indicated that it had beneficial ownership of and sole dispositive power over 12,077,563 shares and sole voting power over 10,758,164 shares as a result of being a parent company or control person of the following subsidiaries: BlackRock (Luxembourg) S.A., BlackRock (Netherlands) B.V., BlackRock (Singapore) Limited, BlackRock Advisors (UK) Limited, BlackRock Advisors, LLC, BlackRock Asset Management Canada Limited, BlackRock Asset Management Ireland Limited, BlackRock Asset Management Schweiz AG, BlackRock Capital Management, BlackRock Financial Management, Inc., BlackRock Fund Advisors, BlackRock Institutional Trust Company, N.A., BlackRock International Limited, BlackRock Investment Management (Australia) Limited, BlackRock Investment Management (UK) Ltd, BlackRock Investment Management, LLC, BlackRock Japan Co Ltd, and BlackRock Life Limited.

Approximate ownership interest: Approximately 7.3% of this class of stock.

Control status: BlackRock, Inc. does not control Nasdaq Holdco within the meaning of the definition of control in Form 1.

5. Full legal name: The Vanguard Group, Inc.

Title or status: Institutional investor

Date title or status was acquired: As of the record date, based solely on information included in a Schedule 13G/A, filed February 10, 2016, The Vanguard Group, Inc. indicated that it has beneficial ownership of 9,887,005 shares, sole voting power with respect to 211,622 shares, shared voting power with respect to 11,000 shares, sole dispositive power with respect to 9,665,683 shares and shared dispositive power with respect to 221,322 shares. The Schedule 13G includes shares beneficially owned by the following wholly owned subsidiaries of The Vanguard Group, Inc.: Vanguard Fiduciary Trust Company, as a result of its serving as investment manager of collective trust accounts (177,822 shares); and Vanguard Investments Australia, Ltd., as a result of its serving as investment manager of Australian investment offerings (77,300 shares).

Approximate ownership interest: Approximately 6% of this class of stock.

Control status: The Vanguard Group, Inc. does not control Nasdaq Holdco within the meaning of the definition of control in Form 1.

Exhibit L Membership Criteria.

Not applicable

Exhibit M Membership Information

This information is kept up-to-date and available to the Commission and the public upon request.

Exhibit N Schedule of Securities

This information is kept up-to-date and available to the Commission and the public upon request.



805 KING FARM BLVD.
ROCKVILLE, MD 20850

June 28, 2016

Via Overnight Mail

U.S. Securities and Exchange Commission
Division of Trading and Markets
Office of Market Supervision
100 F Street, N.E.
Washington, DC 20549

Re: Form 1 – Amendment of June 28, 2016

Dear Sir of Madam:

Pursuant to Rule 6a-2 under the Securities Exchange Act of 1934, The NASDAQ Stock Market LLC is submitting this annual amendment to Form 1. If you have any questions, please call me at 1-301-978-8497 or Jonathan Cayne at 1-301-978-8493.

Sincerely,

John M. Yetter
Vice President and Deputy General Counsel

THE NASDAQ STOCK MARKET LLC

FORM 1 – Amendment of June 28, 2016

EXHIBIT C

Subsidiaries and Affiliates of the Exchange[1]

U.S. Entities

1. BoardVantage, Inc.
2. Boston Stock Exchange Clearing Corporation
3. Bwise Internal Control Inc.
4. Consolidated Securities Source LLC
5. Directors Desk, LLC
6. Dorsey, Wright & Associates, LLC
7. ExactEquity, LLC
8. Execution Access, LLC
9. FinQloud LLC
10. FINRA/NASDAQ Trade Reporting Facility LLC
11. FTEN, Inc.
12. Global Network Content Services, LLC
13. GlobeNewswire, Inc.
14. GraniteBlock, Inc.
15. Granite Redux, Inc.
16. Inet Futures Exchange, LLC
17. Kleos Managed Services Holdings, LLC
18. Kleos Managed Services, L.P.
19. Marketwire, Inc.
20. MW Holdco (2006) Inc.
21. NASDAQ BX, Inc.
22. Nasdaq Commodities Clearing LLC
23. Nasdaq Corporate Solutions, Inc.
24. Nasdaq Corporate Solutions, LLC
25. NASDAQ Energy Futures, LLC
26. Nasdaq Execution Services, LLC
27. NASDAQ Futures, Inc.
28. NASDAQ Global, Inc.
29. Nasdaq, Inc.
30. Nasdaq Information, LLC
31. Nasdaq International Market Initiatives, Inc.
32. NASDAQ OMX BX Equities LLC
33. NASDAQ OMX Event Technologies LLC (liquidated in 2015)
34. NASDAQ OMX (San Francisco) Insurance LLC
35. NASDAQ Options Services, LLC
36. NASDAQ PHLX LLC
37. Nasdaq Technology Services, LLC
38. Norway Acquisition LLC
39. NPM Securities, LLC
40. Operations & Compliance Network, LLC
41. SecondMarket Labs, LLC

[1] This list does not include not-for-profit entities or branches of any of the subsidiaries or affiliates.

42. SecondMarket Solutions, Inc.
43. SMTX, LLC
44. The NASDAQ Options Market LLC
45. The NASDAQ Private Market, LLC
46. The Stock Clearing Corporation of Philadelphia

Non-U.S. Entities

1. 2157971 Ontario Ltd
2. AB "Lietuvos centrinis vertybinių popierių depozitoriumas"
3. AB NASDAQ OMX Vilnius
4. AS eCSD Expert
5. AS Eesti Väärtpaberikeskus
6. AS Latvijas Centralais depozitarijs
7. BoardVantage (HK) Limited
8. BoardVantage (UK) Limited
9. BoardVantage Singapore Pte. Limited
10. Bwise Beheer B.V.
11. Bwise B.V.
12. Bwise Development B.V. (merged out of existence in 2015)
13. Bwise Germany GmbH
14. Bwise Holding B.V.
15. "Central Depository of Armenia" Open Joint Stock Company (partially sold in 2015)
16. Clearing Control CC AB
17. Egypt for Information Dissemination Company
18. Eignarhaldsfelagid Verdbrefathing hf.
19. Ensoleillement Inc.
20. European Central Counterparty N.V.
21. Farm Church Holdings ULC
22. FTEN Europe Ltd (dissolved in 2015)
23. Hugin AS
24. Indxis Ltd
25. Marketwire China Holding (HK) Ltd.
26. Marketwired L.P.
27. Marketwired UK Ltd
28. Nasdaq AB
29. Nasdaq (Asia Pacific) Pte. Ltd.
30. Nasdaq Australia Holding Pty Ltd
31. Nasdaq Broker Services AB
32. Nasdaq Canada Inc.
33. Nasdaq Clearing AB
34. Nasdaq Copenhagen A/S
35. Nasdaq Corporate Solutions Canada ULC
36. Nasdaq Corporate Solutions (India) Private Limited
37. Nasdaq Corporate Solutions International Limited
38. Nasdaq CSD Iceland hf.
39. Nasdaq CXC Limited
40. Nasdaq Exchange and Clearing Services AB

41. Nasdaq Helsinki Ltd
42. Nasdaq Holding AB
43. Nasdaq Holding Denmark A/S
44. Nasdaq Holding Luxembourg Sárl
45. Nasdaq Iceland hf.
46. Nasdaq International Ltd
47. Nasdaq Ltd
48. Nasdaq NLX Ltd
49. Nasdaq Nordic Ltd
50. "NASDAQ OMX Armenia" Open Joint Stock Company (partially sold in 2015)
51. NASDAQ OMX Europe Ltd
52. NASDAQ OMX France SAS
53. NASDAQ Germany GmbH
54. NASDAQ Korea Ltd.
55. Nasdaq Oslo ASA
56. Nasdaq Pty Ltd
57. Nasdaq Riga, AS
58. Nasdaq Stockholm AB
59. Nasdaq Tallinn AS
60. Nasdaq Technology AB
61. Nasdaq Technology Canada Inc.
62. Nasdaq Technology Energy Systems AS
63. Nasdaq Technology Italy Srl
64. Nasdaq Technology (Japan) Ltd
65. Nasdaq Teknoloji Servisi Limited Sirketi
66. Nasdaq Treasury AB
67. Nasdaq Vilnius Services UAB
68. OMX Netherlands B.V.
69. OMX Netherlands Holding B.V.
70. OMX Technology Ltd (dissolved in 2015)
71. OMX Technology (UK) Ltd (dissolved in 2015)
72. OMX Treasury Euro AB
73. OMX Treasury Euro Holding AB
74. Shareholder.com B.V.
75. SMARTS (Asia) Ltd
76. SMARTS Broker Compliance Pty Ltd
77. SMARTS Group Europe Ltd (dissolved in 2015)
78. SMARTS Group Holdings Pty Ltd
79. SMARTS Market Surveillance Pty Ltd
80. TOM Broker B.V.
81. TOM B.V.
82. TOM Holding N.V.

THE NASDAQ STOCK MARKET LLC

FORM 1 – Amendment of June 28, 2016

EXHIBIT D

Nasdaq, Inc.
Unconsolidated Balance Sheet -BoardVantage, Inc.
(in thousands, unaudited)

Notes: New entity, no data available in 2015

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet -Boston Stock Exchange Clearing Corporation
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	60
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	16
Margin Deposits & Default Fund	0
Total Current Assets	**76**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	1,400
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**1,400**
Total Assets	**1,476**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	(59)
Current Deferred Tax Liability	0
Current Liabilities	**(59)**
Total Long Term Debt	0
Non Current Deferred Tax Liability	558
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**558**
Total Liabilities	**499**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	2,204
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(1,227)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**977**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**977**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,476**

Nasdaq, Inc.
Unconsolidated Statement of Income -Boston Stock Exchange Clearing Corporation
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	2
Merger Related Expenses Total	0
Total Operating Expenses	**2**
Operating Income	**(2)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(2)
Income Tax Provisions	**(7)**
Net Income	**5**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**5**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Bwise Internal Control Inc.
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	610
Investments	0
Total Receivables - Net	5,185
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	13
Margin Deposits & Default Fund	0
Total Current Assets	**5,807**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**5,807**
LIABILITIES	
Total AP and Accrued Expenses	1,097
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	1,086
Deferred Revenue	2,793
Current Portion Capital Leases	0
Other Accrued Liabilities	332
Current Deferred Tax Liability	0
Current Liabilities	**5,306**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**5,306**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	(2,315)
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	2,816
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**501**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**501**
Total Liabilities Non Controlling Interest and Stockholders Equity	**5,807**

Nasdaq, Inc.
Unconsolidated Statement of Income -Bwise Internal Control Inc.
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	11,964
Other Revenues	72
Total Revenues	**12,036**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**12,036**
Operating Expenses:	
Compensation and Benefits	5,332
Marketing and Advertising	510
Depr and Amortization	0
Professional and Contract Services	344
Computer Ops and Data Communication	1,709
Occupancy	23
Regulatory	0
General Administrative and Other	1,155
Merger Related Expenses Total	0
Total Operating Expenses	**9,074**
Operating Income	**2,963**
Total Interest Income	(0)
Total Interest Expense	(17)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	2,946
Income Tax Provisions	**0**
Net Income	**2,946**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**2,946**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Consolidated Securities Source LLC
(in thousands, unaudited)

Notes: New entity, no data available in 2015

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet -Directors Desk, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	1,444
Current Deferred Tax	102
Current Restricted Cash	0
Other Current Assets	29,994
Margin Deposits & Default Fund	0
Total Current Assets	**31,541**
Long Term Assets:	
Total Property and Equipment - Net	42
Goodwill	6,573
Other Intangibles	523
Non Current Deferred Taxes	13
Other Long Term Assets	0
Total Long Term Assets	**7,152**
Total Assets	**38,692**
LIABILITIES	
Total AP and Accrued Expenses	1
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	44
Deferred Revenue	6,742
Current Portion Capital Leases	0
Other Accrued Liabilities	47
Current Deferred Tax Liability	0
Current Liabilities	**6,835**
Total Long Term Debt	0
Non Current Deferred Tax Liability	1,404
Non-current deferred revenue	433
All Other Long Term Liabilities	522
Long Term Liabilities	**2,359**
Total Liabilities	**9,194**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	4,581
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	24,917
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**29,498**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**29,498**
Total Liabilities Non Controlling Interest and Stockholders Equity	**38,692**

Nasdaq, Inc.
Unconsolidated Statement of Income -Directors Desk, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	15,074
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**15,074**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**15,074**
Operating Expenses:	
Compensation and Benefits	21
Marketing and Advertising	7
Depr and Amortization	61
Professional and Contract Services	4
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	633
Merger Related Expenses Total	0
Total Operating Expenses	**725**
Operating Income	**14,348**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	14,348
Income Tax Provisions	**5,780**
Net Income	**8,568**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**8,568**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Dorsey, Wright & Associates, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	641
Investments	0
Total Receivables - Net	4,847
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	22,199
Margin Deposits & Default Fund	0
Total Current Assets	**27,687**
Long Term Assets:	
Total Property and Equipment - Net	1,304
Goodwill	82,417
Other Intangibles	138,225
Non Current Deferred Taxes	0
Other Long Term Assets	42
Total Long Term Assets	**221,988**
Total Assets	**249,675**
LIABILITIES	
Total AP and Accrued Expenses	172
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	2,949
Deferred Revenue	683
Current Portion Capital Leases	0
Other Accrued Liabilities	74
Current Deferred Tax Liability	0
Current Liabilities	**3,878**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**3,878**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	226,389
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	19,408
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**245,797**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**245,797**
Total Liabilities Non Controlling Interest and Stockholders Equity	**249,675**

Nasdaq, Inc.
Unconsolidated Statement of Income -Dorsey, Wright & Associates, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	(6)
Global Listing Services	0
Global Information Services	30,560
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**30,554**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**30,554**
Operating Expenses:	
Compensation and Benefits	5,849
Marketing and Advertising	190
Depr and Amortization	2,509
Professional and Contract Services	819
Computer Ops and Data Communication	390
Occupancy	168
Regulatory	0
General Administrative and Other	674
Merger Related Expenses Total	546
Total Operating Expenses	**11,145**
Operating Income	**19,408**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	19,408
Income Tax Provisions	**0**
Net Income	**19,408**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**19,408**

Nasdaq, Inc.
Unconsolidated Balance Sheet -ExactEquity, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	611
Margin Deposits & Default Fund	0
Total Current Assets	**611**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	1,861
Other Intangibles	738
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**2,599**
Total Assets	**3,210**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	136
Current Portion Capital Leases	0
Other Accrued Liabilities	2
Current Deferred Tax Liability	0
Current Liabilities	**138**
Total Long Term Debt	0
Non Current Deferred Tax Liability	(35)
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**(35)**
Total Liabilities	**103**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	3,000
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	107
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**3,107**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**3,107**
Total Liabilities Non Controlling Interest and Stockholders Equity	**3,210**

Nasdaq, Inc.
Unconsolidated Statement of Income -ExactEquity, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	488
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**488**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**488**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	319
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	6
Merger Related Expenses Total	0
Total Operating Expenses	**325**
Operating Income	**163**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	163
Income Tax Provisions	**67**
Net Income	**96**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**96**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Execution Access, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	46,139
Investments	0
Total Receivables - Net	924
Current Deferred Tax	597
Current Restricted Cash	250
Other Current Assets	19,000
Margin Deposits & Default Fund	0
Total Current Assets	**66,910**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**66,910**
LIABILITIES	
Total AP and Accrued Expenses	210
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	816
Deferred Revenue	712
Current Portion Capital Leases	0
Other Accrued Liabilities	4,005
Current Deferred Tax Liability	0
Current Liabilities	**5,742**
Total Long Term Debt	0
Non Current Deferred Tax Liability	(1)
Non-current deferred revenue	0
All Other Long Term Liabilities	192
Long Term Liabilities	**191**
Total Liabilities	**5,933**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	50,855
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	10,122
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**60,978**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**60,978**
Total Liabilities Non Controlling Interest and Stockholders Equity	**66,910**

Nasdaq, Inc.
Unconsolidated Statement of Income -Execution Access, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	38,913
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**38,913**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**(2,830)**
Total Cost of Revenues	**(2,830)**
Revenues less Cost of Revenues	**36,083**
Operating Expenses:	
Compensation and Benefits	2,990
Marketing and Advertising	7
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	171
Occupancy	243
Regulatory	98
General Administrative and Other	1,717
Merger Related Expenses Total	0
Total Operating Expenses	**5,226**
Operating Income	**30,857**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	30,857
Income Tax Provisions	**13,877**
Net Income	**16,980**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**16,980**

Nasdaq, Inc.
Unconsolidated Balance Sheet -FinQloud LLC
(in thousands, unaudited)

Notes: not in HFM - not a fully owned entity FinQloud LLC (formerly Urban Labs LLC)

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet -FINRA/NASDAQ Trade Reporting Facility LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	8,054
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	36,694
Margin Deposits & Default Fund	0
Total Current Assets	**44,748**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**44,748**
LIABILITIES	
Total AP and Accrued Expenses	1,699
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	187
Current Deferred Tax Liability	0
Current Liabilities	**1,886**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**1,886**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	4,000
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	38,862
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**42,862**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**42,862**
Total Liabilities Non Controlling Interest and Stockholders Equity	**44,748**

Nasdaq, Inc.
Unconsolidated Statement of Income -FINRA/NASDAQ Trade Reporting Facility LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	21,654
Global Listing Services	0
Global Information Services	8,074
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**29,728**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**29,728**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	890
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	10,139
General Administrative and Other	1,089
Merger Related Expenses Total	0
Total Operating Expenses	**12,118**
Operating Income	**17,610**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	17,610
Income Tax Provisions	**7,460**
Net Income	**10,151**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**10,151**

Nasdaq, Inc.
Unconsolidated Balance Sheet -FTEN, Inc
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	4,436
Current Deferred Tax	1,516
Current Restricted Cash	0
Other Current Assets	80,893
Margin Deposits & Default Fund	0
Total Current Assets	**86,845**
Long Term Assets:	
Total Property and Equipment - Net	1,533
Goodwill	585,751
Other Intangibles	651,623
Non Current Deferred Taxes	11,596
Other Long Term Assets	52,568
Total Long Term Assets	**1,303,072**
Total Assets	**1,389,917**
LIABILITIES	
Total AP and Accrued Expenses	557
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	2,326
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	1,145
Current Deferred Tax Liability	289
Current Liabilities	**4,316**
Total Long Term Debt	0
Non Current Deferred Tax Liability	24,715
Non-current deferred revenue	0
All Other Long Term Liabilities	296
Long Term Liabilities	**25,011**
Total Liabilities	**29,327**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	1,415,821
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(55,232)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**1,360,589**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**1,360,589**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,389,917**

Nasdaq, Inc.
Unconsolidated Statement of Income -FTEN, Inc
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	(2,154)
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	23,397
Other Revenues	20
Total Revenues	**21,263**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**(252)**
Total Cost of Revenues	**(252)**
Revenues less Cost of Revenues	**21,011**
Operating Expenses:	
Compensation and Benefits	2,038
Marketing and Advertising	6
Depr and Amortization	10,723
Professional and Contract Services	182
Computer Ops and Data Communication	5,110
Occupancy	870
Regulatory	0
General Administrative and Other	2,049
Merger Related Expenses Total	0
Total Operating Expenses	**20,978**
Operating Income	**33**
Total Interest Income	1
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	34
Income Tax Provisions	**(414)**
Net Income	**448**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**448**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Global Network Content Services, LLC
(in thousands, unaudited)

Notes: New entity, no data available in 2015

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet -GlobeNewswire, Inc
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	2,594
Current Deferred Tax	54
Current Restricted Cash	0
Other Current Assets	55,367
Margin Deposits & Default Fund	0
Total Current Assets	**58,016**
Long Term Assets:	
Total Property and Equipment - Net	250
Goodwill	12,684
Other Intangibles	470
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**13,403**
Total Assets	**71,419**
LIABILITIES	
Total AP and Accrued Expenses	5
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	15
Deferred Revenue	275
Current Portion Capital Leases	0
Other Accrued Liabilities	3,621
Current Deferred Tax Liability	0
Current Liabilities	**3,915**
Total Long Term Debt	0
Non Current Deferred Tax Liability	181
Non-current deferred revenue	2
All Other Long Term Liabilities	131
Long Term Liabilities	**314**
Total Liabilities	**4,229**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	13,653
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	53,537
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**67,190**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**67,190**
Total Liabilities Non Controlling Interest and Stockholders Equity	**71,419**

Nasdaq, Inc.
Unconsolidated Statement of Income -GlobeNewswire, Inc
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	26,205
Market Technology Revenues	0
Other Revenues	5,124
Total Revenues	**31,329**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**31,329**
Operating Expenses:	
Compensation and Benefits	32
Marketing and Advertising	0
Depr and Amortization	299
Professional and Contract Services	(240)
Computer Ops and Data Communication	17
Occupancy	63
Regulatory	0
General Administrative and Other	2,252
Merger Related Expenses Total	0
Total Operating Expenses	**2,422**
Operating Income	**28,907**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	28,907
Income Tax Provisions	**12,210**
Net Income	**16,697**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**16,697**

Nasdaq, Inc.
Unconsolidated Balance Sheet -GraniteBlock, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**0**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	8,556
Other Intangibles	0
Non Current Deferred Taxes	603
Other Long Term Assets	33,238
Total Long Term Assets	**42,396**
Total Assets	**42,396**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	1,277
Current Deferred Tax Liability	0
Current Liabilities	**1,277**
Total Long Term Debt	0
Non Current Deferred Tax Liability	9,063
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**9,063**
Total Liabilities	**10,339**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	33,238
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(1,181)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**32,057**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**32,057**
Total Liabilities Non Controlling Interest and Stockholders Equity	**42,396**

Nasdaq, Inc.
Unconsolidated Statement of Income -GraniteBlock, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**1,181**
Net Income	**(1,181)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(1,181)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Granite Redux, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**0**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	19,841
Other Intangibles	0
Non Current Deferred Taxes	4,621
Other Long Term Assets	88,784
Total Long Term Assets	**113,245**
Total Assets	**113,245**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	3,411
Current Deferred Tax Liability	0
Current Liabilities	**3,411**
Total Long Term Debt	0
Non Current Deferred Tax Liability	24,206
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**24,206**
Total Liabilities	**27,616**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	88,784
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(3,154)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**85,629**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**85,629**
Total Liabilities Non Controlling Interest and Stockholders Equity	**113,245**

Nasdaq, Inc.
Unconsolidated Statement of Income -Granite Redux, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**3,154**
Net Income	**(3,154)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(3,154)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Inet Futures Exchange, LLC
(in thousands, unaudited)

Notes: No data in 2015

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet -Kleos Managed Services Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**0**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**0**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**0**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	0
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**0**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**0**
Total Liabilities Non Controlling Interest and Stockholders Equity	**0**

Nasdaq, Inc.
Unconsolidated Statement of Income -Kleos Managed Services Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Kleos Managed Services, L.P
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	718
Current Deferred Tax	1,038
Current Restricted Cash	0
Other Current Assets	1,824
Margin Deposits & Default Fund	0
Total Current Assets	**3,580**
Long Term Assets:	
Total Property and Equipment - Net	11,330
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	214
Other Long Term Assets	17
Total Long Term Assets	**11,561**
Total Assets	**15,141**
LIABILITIES	
Total AP and Accrued Expenses	539
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	2,355
Deferred Revenue	64
Current Portion Capital Leases	78
Other Accrued Liabilities	3,844
Current Deferred Tax Liability	0
Current Liabilities	**6,880**
Total Long Term Debt	0
Non Current Deferred Tax Liability	4,620
Non-current deferred revenue	0
All Other Long Term Liabilities	596
Long Term Liabilities	**5,216**
Total Liabilities	**12,096**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	1,395
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	1,650
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**3,046**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**3,046**
Total Liabilities Non Controlling Interest and Stockholders Equity	**15,141**

Nasdaq, Inc.
Unconsolidated Statement of Income -Kleos Managed Services, L.P
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	7,359
Global Listing Services	0
Global Information Services	12,700
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**20,058**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**20,058**
Operating Expenses:	
Compensation and Benefits	7,247
Marketing and Advertising	13
Depr and Amortization	2,852
Professional and Contract Services	1,657
Computer Ops and Data Communication	3,347
Occupancy	1,104
Regulatory	0
General Administrative and Other	2,458
Merger Related Expenses Total	20
Total Operating Expenses	**18,699**
Operating Income	**1,360**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	1,360
Income Tax Provisions	**704**
Net Income	**656**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**656**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Marketwire, Inc.
(in thousands, unaudited)

Notes: New entity, no data available in 2015

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet -MW Holdco (2006) Inc.
(in thousands, unaudited)

Notes: New entity, no data available in 2015

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ BX, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	3
Investments	0
Total Receivables - Net	1,296
Current Deferred Tax	(0)
Current Restricted Cash	0
Other Current Assets	10
Margin Deposits & Default Fund	0
Total Current Assets	**1,310**
Long Term Assets:	
Total Property and Equipment - Net	255
Goodwill	31,048
Other Intangibles	49,537
Non Current Deferred Taxes	(845)
Other Long Term Assets	(3,798)
Total Long Term Assets	**76,197**
Total Assets	**77,507**
LIABILITIES	
Total AP and Accrued Expenses	612
SEC 31a Payable to the SEC	180
Accrued Personnel Costs	9
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	28,077
Current Deferred Tax Liability	47
Current Liabilities	**28,926**
Total Long Term Debt	0
Non Current Deferred Tax Liability	19,782
Non-current deferred revenue	0
All Other Long Term Liabilities	126
Long Term Liabilities	**19,908**
Total Liabilities	**48,833**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	50,227
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(21,561)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**28,673**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**28,673**
Total Liabilities Non Controlling Interest and Stockholders Equity	**77,507**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ BX, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	18,307
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**18,307**
COST OF REVENUES	
Liquidity Rebates	**(8,828)**
Brokerage, Clearance and Exchange Fees	**(861)**
Total Cost of Revenues	**(9,689)**
Revenues less Cost of Revenues	**8,618**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	4
Depr and Amortization	268
Professional and Contract Services	132
Computer Ops and Data Communication	42
Occupancy	18
Regulatory	418
General Administrative and Other	(81)
Merger Related Expenses Total	0
Total Operating Expenses	**800**
Operating Income	**7,818**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	7,818
Income Tax Provisions	**13,643**
Net Income	**(5,825)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(5,825)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Commodities Clearing LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	71
Current Deferred Tax	307
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**378**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	75
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**75**
Total Assets	**453**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	784
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	3,630
Current Deferred Tax Liability	0
Current Liabilities	**4,414**
Total Long Term Debt	0
Non Current Deferred Tax Liability	12
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**12**
Total Liabilities	**4,427**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	4,891
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(8,864)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**(3,973)**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**(3,973)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**453**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Commodities Clearing LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	457
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**457**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**457**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	1
Computer Ops and Data Communication	0
Occupancy	39
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**40**
Operating Income	**417**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	417
Income Tax Provisions	**130**
Net Income	**288**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**288**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Solutions, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	87
Investments	0
Total Receivables - Net	2,561
Current Deferred Tax	(330)
Current Restricted Cash	0
Other Current Assets	29,263
Margin Deposits & Default Fund	0
Total Current Assets	**31,580**
Long Term Assets:	
Total Property and Equipment - Net	7,549
Goodwill	30,997
Other Intangibles	3,070
Non Current Deferred Taxes	0
Other Long Term Assets	18,256
Total Long Term Assets	**59,872**
Total Assets	**91,451**
LIABILITIES	
Total AP and Accrued Expenses	2,188
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	(992)
Deferred Revenue	11
Current Portion Capital Leases	0
Other Accrued Liabilities	5,284
Current Deferred Tax Liability	0
Current Liabilities	**6,491**
Total Long Term Debt	0
Non Current Deferred Tax Liability	3,757
Non-current deferred revenue	0
All Other Long Term Liabilities	133
Long Term Liabilities	**3,891**
Total Liabilities	**10,382**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	48,999
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	32,071
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**81,069**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**81,069**
Total Liabilities Non Controlling Interest and Stockholders Equity	**91,451**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Solutions, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	39,562
Market Technology Revenues	0
Other Revenues	4,284
Total Revenues	**43,846**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**43,846**
Operating Expenses:	
Compensation and Benefits	1,344
Marketing and Advertising	4
Depr and Amortization	2,304
Professional and Contract Services	(392)
Computer Ops and Data Communication	20
Occupancy	(129)
Regulatory	0
General Administrative and Other	1,620
Merger Related Expenses Total	(106)
Total Operating Expenses	**4,665**
Operating Income	**39,181**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	39,181
Income Tax Provisions	**16,023**
Net Income	**23,158**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**23,158**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	12,190
Current Deferred Tax	9,210
Current Restricted Cash	0
Other Current Assets	1,084
Margin Deposits & Default Fund	0
Total Current Assets	**22,484**
Long Term Assets:	
Total Property and Equipment - Net	38,549
Goodwill	215,720
Other Intangibles	47,218
Non Current Deferred Taxes	105
Other Long Term Assets	1,381
Total Long Term Assets	**302,973**
Total Assets	**325,457**
LIABILITIES	
Total AP and Accrued Expenses	21,177
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	21,697
Deferred Revenue	4,512
Current Portion Capital Leases	0
Other Accrued Liabilities	66,205
Current Deferred Tax Liability	0
Current Liabilities	**113,592**
Total Long Term Debt	0
Non Current Deferred Tax Liability	27,240
Non-current deferred revenue	152
All Other Long Term Liabilities	557
Long Term Liabilities	**27,949**
Total Liabilities	**141,541**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	252,852
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(68,936)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**183,916**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**183,916**
Total Liabilities Non Controlling Interest and Stockholders Equity	**325,457**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	(0)
Global Listing Services	0
Global Information Services	0
Corporate Solutions	140,055
Market Technology Revenues	(1)
Other Revenues	891
Total Revenues	**140,944**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**140,944**
Operating Expenses:	
Compensation and Benefits	94,927
Marketing and Advertising	1,207
Depr and Amortization	15,005
Professional and Contract Services	63,119
Computer Ops and Data Communication	11,780
Occupancy	5,244
Regulatory	0
General Administrative and Other	23,080
Merger Related Expenses Total	(803)
Total Operating Expenses	**213,558**
Operating Income	**(72,614)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(72,614)
Income Tax Provisions	**(30,535)**
Net Income	**(42,080)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(42,080)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Energy Futures, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	1,000
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	287
Margin Deposits & Default Fund	0
Total Current Assets	**1,287**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**1,287**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	1,711
Current Deferred Tax Liability	0
Current Liabilities	**1,711**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**1,711**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(425)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**(425)**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**(425)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,287**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Energy Futures, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	492
Marketing and Advertising	150
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**642**
Operating Income	**(642)**
Total Interest Income	0
Total Interest Expense	(69)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(711)
Income Tax Provisions	**(287)**
Net Income	**(425)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(425)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Execution Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	9,990
Investments	240
Total Receivables - Net	0
Current Deferred Tax	75
Current Restricted Cash	250
Other Current Assets	5,598
Margin Deposits & Default Fund	0
Total Current Assets	**16,153**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	5,569
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	10
Total Long Term Assets	**5,579**
Total Assets	**21,732**
LIABILITIES	
Total AP and Accrued Expenses	4,539
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	225
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	60
Current Deferred Tax Liability	0
Current Liabilities	**4,823**
Total Long Term Debt	0
Non Current Deferred Tax Liability	(1,519)
Non-current deferred revenue	0
All Other Long Term Liabilities	36
Long Term Liabilities	**(1,483)**
Total Liabilities	**3,340**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	23,308
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(4,916)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**18,392**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**18,392**
Total Liabilities Non Controlling Interest and Stockholders Equity	**21,732**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Execution Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	32,700
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**32,700**
COST OF REVENUES	
Liquidity Rebates	**17**
Brokerage, Clearance and Exchange Fees	**(29,389)**
Total Cost of Revenues	**(29,372)**
Revenues less Cost of Revenues	**3,328**
Operating Expenses:	
Compensation and Benefits	1,633
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	2
Computer Ops and Data Communication	59
Occupancy	95
Regulatory	0
General Administrative and Other	242
Merger Related Expenses Total	0
Total Operating Expenses	**2,031**
Operating Income	**1,297**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	1,297
Income Tax Provisions	**683**
Net Income	**614**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**614**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Futures, Inc
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	9,985
Investments	0
Total Receivables - Net	1
Current Deferred Tax	229
Current Restricted Cash	0
Other Current Assets	1,711
Margin Deposits & Default Fund	0
Total Current Assets	**11,926**
Long Term Assets:	
Total Property and Equipment - Net	391
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**391**
Total Assets	**12,317**
LIABILITIES	
Total AP and Accrued Expenses	1,292
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	538
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	3,489
Current Deferred Tax Liability	0
Current Liabilities	**5,319**
Total Long Term Debt	0
Non Current Deferred Tax Liability	(21)
Non-current deferred revenue	0
All Other Long Term Liabilities	4
Long Term Liabilities	**(18)**
Total Liabilities	**5,301**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	15,393
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(8,378)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**7,016**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**7,016**
Total Liabilities Non Controlling Interest and Stockholders Equity	**12,317**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Futures, Inc
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**(3,661)**
Total Cost of Revenues	**(3,661)**
Revenues less Cost of Revenues	**(3,661)**
Operating Expenses:	
Compensation and Benefits	1,672
Marketing and Advertising	(84)
Depr and Amortization	88
Professional and Contract Services	774
Computer Ops and Data Communication	1,154
Occupancy	119
Regulatory	348
General Administrative and Other	552
Merger Related Expenses Total	12
Total Operating Expenses	**4,634**
Operating Income	**(8,295)**
Total Interest Income	69
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(8,226)
Income Tax Provisions	**(3,374)**
Net Income	**(4,852)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(4,852)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Global, Inc
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	641
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	595,935
Margin Deposits & Default Fund	0
Total Current Assets	**596,576**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	227,649
Other Long Term Assets	4,396,405
Total Long Term Assets	**4,624,054**
Total Assets	**5,220,630**
LIABILITIES	
Total AP and Accrued Expenses	752
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	241,386
Current Deferred Tax Liability	(610)
Current Liabilities	**241,528**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	538
Long Term Liabilities	**538**
Total Liabilities	**242,066**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	4,634,412
Accumulated Other Comprehensive Income/(Loss)	(322,074)
Total Retained Earnings	666,225
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**4,978,564**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**4,978,564**
Total Liabilities Non Controlling Interest and Stockholders Equity	**5,220,630**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Global, Inc
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	389
Merger Related Expenses Total	0
Total Operating Expenses	**389**
Operating Income	**(389)**
Total Interest Income	10,191
Total Interest Expense	(3,023)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	6,779
Income Tax Provisions	**1,526**
Net Income	**5,253**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**5,253**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq, Inc
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	122,198
Investments	11,892
Total Receivables - Net	96,368
Current Deferred Tax	(15,101)
Current Restricted Cash	0
Other Current Assets	502,887
Margin Deposits & Default Fund	0
Total Current Assets	**718,245**
Long Term Assets:	
Total Property and Equipment - Net	64,020
Goodwill	10,453
Other Intangibles	1,899
Non Current Deferred Taxes	51,208
Other Long Term Assets	7,723,141
Total Long Term Assets	**7,850,722**
Total Assets	**8,568,967**
LIABILITIES	
Total AP and Accrued Expenses	96,486
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	36,711
Deferred Revenue	2,221
Current Portion Capital Leases	0
Other Accrued Liabilities	2,109,243
Current Deferred Tax Liability	5,427
Current Liabilities	**2,250,089**
Total Long Term Debt	2,364,021
Non Current Deferred Tax Liability	6,931
Non-current deferred revenue	0
All Other Long Term Liabilities	62,288
Long Term Liabilities	**2,433,240**
Total Liabilities	**4,683,328**

EQUITY	
Common Stock Total	1,747
Common Stock in Treasury Total	(110,906)
Additional Paid in Capital	2,995,647
Accumulated Other Comprehensive Income/(Loss)	16,535
Total Retained Earnings	982,615
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**3,885,639**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**3,885,639**
Total Liabilities Non Controlling Interest and Stockholders Equity	**8,568,967**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq, Inc
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	(12)
Global Listing Services	1,852
Global Information Services	88,258
Corporate Solutions	1
Market Technology Revenues	(621)
Other Revenues	100,475
Total Revenues	**189,953**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**189,953**
Operating Expenses:	
Compensation and Benefits	176,944
Marketing and Advertising	10,110
Depr and Amortization	16,394
Professional and Contract Services	34,147
Computer Ops and Data Communication	13,787
Occupancy	6,240
Regulatory	0
General Administrative and Other	30,362
Merger Related Expenses Total	7,129
Total Operating Expenses	**295,114**
Operating Income	**(105,160)**
Total Interest Income	331
Total Interest Expense	(119,004)
Dividend and Investment Income	57
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(223,777)
Income Tax Provisions	**(72,430)**
Net Income	**(151,347)**
Net (income) expense attributable to noncontrolling interests	1,377
Net Income attributable to Nasdaq, Inc.	**(149,969)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Information, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	200
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	108,168
Margin Deposits & Default Fund	0
Total Current Assets	**108,368**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**108,368**
LIABILITIES	
Total AP and Accrued Expenses	54
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	440
Current Deferred Tax Liability	0
Current Liabilities	**494**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	39
Long Term Liabilities	**39**
Total Liabilities	**533**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	1,000
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	106,835
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**107,835**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**107,835**
Total Liabilities Non Controlling Interest and Stockholders Equity	**108,368**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Information, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	66
Global Listing Services	0
Global Information Services	49,953
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	16
Total Revenues	**50,035**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**50,035**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	17
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	1,474
Merger Related Expenses Total	0
Total Operating Expenses	**1,491**
Operating Income	**48,544**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	48,544
Income Tax Provisions	**20,599**
Net Income	**27,945**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**27,945**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq International Market Initiatives, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	160
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**160**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**160**
LIABILITIES	
Total AP and Accrued Expenses	4
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	39
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	1,370
Current Deferred Tax Liability	0
Current Liabilities	**1,413**
Total Long Term Debt	0
Non Current Deferred Tax Liability	(1)
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**(1)**
Total Liabilities	**1,412**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	3,642
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(4,895)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**(1,253)**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**(1,253)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**160**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq International Market Initiatives, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	412
Marketing and Advertising	18
Depr and Amortization	0
Professional and Contract Services	14
Computer Ops and Data Communication	1
Occupancy	0
Regulatory	0
General Administrative and Other	25
Merger Related Expenses Total	0
Total Operating Expenses	**470**
Operating Income	**(470)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(470)
Income Tax Provisions	**(269)**
Net Income	**(200)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(200)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ OMX BX Equities LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	9
Total Receivables - Net	7,931
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	184,928
Margin Deposits & Default Fund	0
Total Current Assets	**192,868**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**192,868**
LIABILITIES	
Total AP and Accrued Expenses	150
SEC 31a Payable to the SEC	9,279
Accrued Personnel Costs	0
Deferred Revenue	282
Current Portion Capital Leases	0
Other Accrued Liabilities	2,188
Current Deferred Tax Liability	0
Current Liabilities	**11,899**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	137
Long Term Liabilities	**137**
Total Liabilities	**12,036**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	(15,300)
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	196,131
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**180,831**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**180,831**
Total Liabilities Non Controlling Interest and Stockholders Equity	**192,868**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ OMX BX Equities LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	101,012
Global Listing Services	0
Global Information Services	17,579
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	213
Total Revenues	**118,804**
COST OF REVENUES	
Liquidity Rebates	**(38,321)**
Brokerage, Clearance and Exchange Fees	**(27,647)**
Total Cost of Revenues	**(65,969)**
Revenues less Cost of Revenues	**52,835**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	57
Computer Ops and Data Communication	42
Occupancy	0
Regulatory	342
General Administrative and Other	1,658
Merger Related Expenses Total	0
Total Operating Expenses	**2,099**
Operating Income	**50,737**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	50,737
Income Tax Provisions	**0**
Net Income	**50,737**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**50,737**

Nasdaq, Inc.

Unconsolidated Balance Sheet -NASDAQ OMX Event Technologies LLC

(in thousands, unaudited)

Notes: This entity has been liquidated

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ OMX (San Francisco) Insurance LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	(113)
Current Restricted Cash	0
Other Current Assets	1,264
Margin Deposits & Default Fund	0
Total Current Assets	**1,150**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	17,336
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**17,336**
Total Assets	**18,486**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	1,396
Non-current deferred revenue	0
All Other Long Term Liabilities	42
Long Term Liabilities	**1,438**
Total Liabilities	**1,438**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	24,713
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(7,665)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**17,048**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**17,048**
Total Liabilities Non Controlling Interest and Stockholders Equity	**18,486**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ OMX (San Francisco) Insurance LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	(0)
Merger Related Expenses Total	0
Total Operating Expenses	**(0)**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**(117)**
Net Income	**117**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**117**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Options Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	558
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	124
Margin Deposits & Default Fund	0
Total Current Assets	**681**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**681**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	1
Current Deferred Tax Liability	0
Current Liabilities	**1**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**1**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	3,282
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(2,602)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**680**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**680**
Total Liabilities Non Controlling Interest and Stockholders Equity	**681**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Options Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	(15)
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**(15)**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**15**
Total Cost of Revenues	**15**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	12
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	3
Merger Related Expenses Total	0
Total Operating Expenses	**15**
Operating Income	**(15)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(15)
Income Tax Provisions	**(7)**
Net Income	**(8)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(8)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq PHLX LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	8
Investments	10
Total Receivables - Net	33,360
Current Deferred Tax	1,922
Current Restricted Cash	0
Other Current Assets	3,741
Margin Deposits & Default Fund	0
Total Current Assets	**39,041**
Long Term Assets:	
Total Property and Equipment - Net	15,592
Goodwill	503,610
Other Intangibles	286,304
Non Current Deferred Taxes	18,862
Other Long Term Assets	48,664
Total Long Term Assets	**873,033**
Total Assets	**912,074**
LIABILITIES	
Total AP and Accrued Expenses	4,277
SEC 31a Payable to the SEC	9,191
Accrued Personnel Costs	4,421
Deferred Revenue	125
Current Portion Capital Leases	0
Other Accrued Liabilities	310,847
Current Deferred Tax Liability	4,536
Current Liabilities	**333,397**
Total Long Term Debt	0
Non Current Deferred Tax Liability	127,086
Non-current deferred revenue	0
All Other Long Term Liabilities	48,641
Long Term Liabilities	**175,726**
Total Liabilities	**509,124**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	73,458
Accumulated Other Comprehensive Income/(Loss)	(5,756)
Total Retained Earnings	335,248
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**402,950**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**402,950**
Total Liabilities Non Controlling Interest and Stockholders Equity	**912,074**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq PHLX LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	269,324
Global Listing Services	0
Global Information Services	16,438
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	2,101
Total Revenues	**287,864**
COST OF REVENUES	
Liquidity Rebates	**(114,487)**
Brokerage, Clearance and Exchange Fees	**(29,904)**
Total Cost of Revenues	**(144,391)**
Revenues less Cost of Revenues	**143,472**
Operating Expenses:	
Compensation and Benefits	13,230
Marketing and Advertising	259
Depr and Amortization	10,561
Professional and Contract Services	104
Computer Ops and Data Communication	592
Occupancy	1,847
Regulatory	2,632
General Administrative and Other	5,229
Merger Related Expenses Total	0
Total Operating Expenses	**34,454**
Operating Income	**109,019**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	(132)
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	17,509
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	126,396
Income Tax Provisions	**53,388**
Net Income	**73,009**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**73,009**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	254
Current Deferred Tax	1,107
Current Restricted Cash	0
Other Current Assets	181,024
Margin Deposits & Default Fund	0
Total Current Assets	**182,385**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	369
Other Long Term Assets	(1,011)
Total Long Term Assets	**(642)**
Total Assets	**181,743**
LIABILITIES	
Total AP and Accrued Expenses	935
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	3,082
Current Deferred Tax Liability	0
Current Liabilities	**4,017**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	2,308
Long Term Liabilities	**2,308**
Total Liabilities	**6,325**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	20,000
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	155,418
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**175,418**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**175,418**
Total Liabilities Non Controlling Interest and Stockholders Equity	**181,743**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	71,456
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**71,456**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**71,456**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	1
Computer Ops and Data Communication	15
Occupancy	18,018
Regulatory	0
General Administrative and Other	3,626
Merger Related Expenses Total	0
Total Operating Expenses	**21,661**
Operating Income	**49,795**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	49,795
Income Tax Provisions	**1,935**
Net Income	**47,860**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**47,860**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Norway Acquisition LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	11,230
Margin Deposits & Default Fund	0
Total Current Assets	**11,230**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	23,603
Total Long Term Assets	**23,603**
Total Assets	**34,833**
LIABILITIES	
Total AP and Accrued Expenses	176
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**176**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**176**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	23,548
Accumulated Other Comprehensive Income/(Loss)	(31)
Total Retained Earnings	11,140
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**34,657**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**34,657**
Total Liabilities Non Controlling Interest and Stockholders Equity	**34,833**

Nasdaq, Inc.
Unconsolidated Statement of Income -Norway Acquisition LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	2,786
Other Revenues	0
Total Revenues	**2,786**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**2,786**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**2,786**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	2,786
Income Tax Provisions	**0**
Net Income	**2,786**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**2,786**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NPM Securities, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	550
Investments	0
Total Receivables - Net	629
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**1,179**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**1,179**
LIABILITIES	
Total AP and Accrued Expenses	724
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	20
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**744**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**744**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	550
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(115)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**435**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**435**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,179**

Nasdaq, Inc.
Unconsolidated Statement of Income -NPM Securities, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	462
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	(137)
Total Revenues	**325**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**325**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	132
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	26
General Administrative and Other	18
Merger Related Expenses Total	0
Total Operating Expenses	**176**
Operating Income	**149**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	149
Income Tax Provisions	**146**
Net Income	**4**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**4**

Nasdaq, Inc.

Unconsolidated Balance Sheet -Operations & Compliance Network, LLC

(in thousands, unaudited)

Notes: No data in 2015.

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet -SecondMarket Labs, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	19
Margin Deposits & Default Fund	0
Total Current Assets	**19**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	1,541
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**1,541**
Total Assets	**1,559**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	(15)
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**(15)**
Total Liabilities	**(15)**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	1,622
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(48)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**1,574**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**1,574**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,559**

Nasdaq, Inc.
Unconsolidated Statement of Income -SecondMarket Labs, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	81
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**81**
Operating Income	**(81)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(81)
Income Tax Provisions	**(34)**
Net Income	**(48)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(48)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -SecondMarket Solutions, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	9
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	111
Margin Deposits & Default Fund	0
Total Current Assets	**120**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	6,533
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	2,122
Total Long Term Assets	**8,655**
Total Assets	**8,775**
LIABILITIES	
Total AP and Accrued Expenses	22
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	266
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	365
Current Deferred Tax Liability	0
Current Liabilities	**654**
Total Long Term Debt	0
Non Current Deferred Tax Liability	30
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**30**
Total Liabilities	**683**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	8,358
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(266)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**8,092**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**8,092**
Total Liabilities Non Controlling Interest and Stockholders Equity	**8,775**

Nasdaq, Inc.
Unconsolidated Statement of Income -SecondMarket Solutions, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	100
Other Revenues	60
Total Revenues	**160**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**(10)**
Total Cost of Revenues	**(10)**
Revenues less Cost of Revenues	**150**
Operating Expenses:	
Compensation and Benefits	541
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	19
Computer Ops and Data Communication	10
Occupancy	0
Regulatory	0
General Administrative and Other	35
Merger Related Expenses Total	0
Total Operating Expenses	**605**
Operating Income	**(456)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(456)
Income Tax Provisions	**(189)**
Net Income	**(266)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(266)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -SMTX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	667
Investments	0
Total Receivables - Net	20
Current Deferred Tax	0
Current Restricted Cash	38,217
Other Current Assets	10
Margin Deposits & Default Fund	0
Total Current Assets	**38,914**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	198
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**198**
Total Assets	**39,111**
LIABILITIES	
Total AP and Accrued Expenses	37
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	38,458
Current Deferred Tax Liability	0
Current Liabilities	**38,495**
Total Long Term Debt	0
Non Current Deferred Tax Liability	1
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**1**
Total Liabilities	**38,496**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	500
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	115
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**615**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**615**
Total Liabilities Non Controlling Interest and Stockholders Equity	**39,111**

Nasdaq, Inc.
Unconsolidated Statement of Income -SMTX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	403
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**403**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**403**
Operating Expenses:	
Compensation and Benefits	1
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	100
Occupancy	0
Regulatory	11
General Administrative and Other	93
Merger Related Expenses Total	0
Total Operating Expenses	**206**
Operating Income	**197**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	197
Income Tax Provisions	**82**
Net Income	**115**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**115**

Nasdaq, Inc.
Unconsolidated Balance Sheet -The NASDAQ Options Market LLC
(in thousands, unaudited)

Notes: not a separate LE in HFM- included in NOS- ISLE entity

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Private Market, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	374
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	(1)
Margin Deposits & Default Fund	0
Total Current Assets	**373**
Long Term Assets:	
Total Property and Equipment - Net	3,706
Goodwill	0
Other Intangibles	1,558
Non Current Deferred Taxes	0
Other Long Term Assets	10,183
Total Long Term Assets	**15,448**
Total Assets	**15,821**
LIABILITIES	
Total AP and Accrued Expenses	1,408
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	711
Deferred Revenue	23
Current Portion Capital Leases	0
Other Accrued Liabilities	3,985
Current Deferred Tax Liability	0
Current Liabilities	**6,127**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	1,275
Long Term Liabilities	**1,275**
Total Liabilities	**7,402**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	22,749
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(14,330)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**8,418**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**8,418**
Total Liabilities Non Controlling Interest and Stockholders Equity	**15,821**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Private Market, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	53
Global Information Services	(3)
Corporate Solutions	0
Market Technology Revenues	(3)
Other Revenues	160
Total Revenues	**208**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**208**
Operating Expenses:	
Compensation and Benefits	2,946
Marketing and Advertising	66
Depr and Amortization	1,518
Professional and Contract Services	2,005
Computer Ops and Data Communication	200
Occupancy	254
Regulatory	0
General Administrative and Other	677
Merger Related Expenses Total	294
Total Operating Expenses	**7,961**
Operating Income	**(7,752)**
Total Interest Income	2
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(7,750)
Income Tax Provisions	**0**
Net Income	**(7,750)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(7,750)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -The Stock Clearing Corporation of Philadelphia
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	72
Margin Deposits & Default Fund	0
Total Current Assets	**72**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	151
Other Long Term Assets	0
Total Long Term Assets	**151**
Total Assets	**224**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	4
Current Deferred Tax Liability	0
Current Liabilities	**4**
Total Long Term Debt	0
Non Current Deferred Tax Liability	(8)
Non-current deferred revenue	0
All Other Long Term Liabilities	12
Long Term Liabilities	**4**
Total Liabilities	**8**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	739
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(523)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**216**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**216**
Total Liabilities Non Controlling Interest and Stockholders Equity	**224**

Nasdaq, Inc.
Unconsolidated Statement of Income -The Stock Clearing Corporation of Philadelphia
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -2157971 Ontario Ltd
(in thousands, unaudited)

Notes: New entity, no data available in 2015

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet -AB "Lietuvos centrinis vertybinių popierių depozitoriumas"
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	1,059
Investments	0
Total Receivables - Net	96
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	(3)
Margin Deposits & Default Fund	0
Total Current Assets	**1,152**
Long Term Assets:	
Total Property and Equipment - Net	415
Goodwill	4,436
Other Intangibles	0
Non Current Deferred Taxes	16
Other Long Term Assets	0
Total Long Term Assets	**4,867**
Total Assets	**6,019**
LIABILITIES	
Total AP and Accrued Expenses	36
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	79
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	(9)
Current Deferred Tax Liability	0
Current Liabilities	**106**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**106**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	4,933
Accumulated Other Comprehensive Income/(Loss)	(1,334)
Total Retained Earnings	2,314
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**5,913**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**5,913**
Total Liabilities Non Controlling Interest and Stockholders Equity	**6,019**

Nasdaq, Inc.
Unconsolidated Statement of Income -AB "Lietuvos centrinis vertybinių popierių depozitorium
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	1,432
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	53
Total Revenues	**1,485**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,485**
Operating Expenses:	
Compensation and Benefits	561
Marketing and Advertising	7
Depr and Amortization	21
Professional and Contract Services	267
Computer Ops and Data Communication	104
Occupancy	37
Regulatory	29
General Administrative and Other	272
Merger Related Expenses Total	0
Total Operating Expenses	**1,299**
Operating Income	**186**
Total Interest Income	6
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	191
Income Tax Provisions	**30**
Net Income	**161**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**161**

Nasdaq, Inc.
Unconsolidated Balance Sheet -AB NASDAQ OMX Vilnius
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**0**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**0**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**0**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	0
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**0**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**0**
Total Liabilities Non Controlling Interest and Stockholders Equity	**0**

Nasdaq, Inc.
Unconsolidated Statement of Income -AB NASDAQ OMX Vilnius
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -AS eCSD Expert
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	143
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	8
Margin Deposits & Default Fund	0
Total Current Assets	**151**
Long Term Assets:	
Total Property and Equipment - Net	1
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	81
Total Long Term Assets	**82**
Total Assets	**233**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	16
Current Portion Capital Leases	0
Other Accrued Liabilities	(5)
Current Deferred Tax Liability	0
Current Liabilities	**12**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**12**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	35
Accumulated Other Comprehensive Income/(Loss)	58
Total Retained Earnings	127
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**221**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**221**
Total Liabilities Non Controlling Interest and Stockholders Equity	**233**

Nasdaq, Inc.
Unconsolidated Statement of Income -AS eCSD Expert
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	176
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**176**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**176**
Operating Expenses:	
Compensation and Benefits	1
Marketing and Advertising	0
Depr and Amortization	2
Professional and Contract Services	99
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	1
Merger Related Expenses Total	0
Total Operating Expenses	**102**
Operating Income	73
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	73
Income Tax Provisions	**14**
Net Income	**59**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**59**

Nasdaq, Inc.
Unconsolidated Balance Sheet -AS Eesti Väärtpaberikeskus
(in thousands, unaudited)

Notes: Entity has been dissolved.

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet -AS Latvijas Centralais depozitarijs
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	4,361
Investments	0
Total Receivables - Net	235
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	819
Margin Deposits & Default Fund	0
Total Current Assets	**5,415**
Long Term Assets:	
Total Property and Equipment - Net	661
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	7
Other Long Term Assets	295
Total Long Term Assets	**963**
Total Assets	**6,378**
LIABILITIES	
Total AP and Accrued Expenses	3,409
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	102
Deferred Revenue	6
Current Portion Capital Leases	5
Other Accrued Liabilities	58
Current Deferred Tax Liability	0
Current Liabilities	**3,579**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	18
Long Term Liabilities	**18**
Total Liabilities	**3,597**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	(508)
Total Retained Earnings	2,925
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**2,782**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**2,782**
Total Liabilities Non Controlling Interest and Stockholders Equity	**6,378**

Nasdaq, Inc.
Unconsolidated Statement of Income -AS Latvijas Centralais depozitarijs
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	2,722
Global Listing Services	3
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	262
Total Revenues	**2,987**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**2,987**
Operating Expenses:	
Compensation and Benefits	840
Marketing and Advertising	36
Depr and Amortization	119
Professional and Contract Services	190
Computer Ops and Data Communication	260
Occupancy	89
Regulatory	34
General Administrative and Other	397
Merger Related Expenses Total	0
Total Operating Expenses	**1,963**
Operating Income	**1,024**
Total Interest Income	103
Total Interest Expense	(0)
Dividend and Investment Income	(22)
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	1,105
Income Tax Provisions	**178**
Net Income	**927**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**927**

Nasdaq, Inc.

Unconsolidated Balance Sheet -BoardVantage (HK) Limited

(in thousands, unaudited)

Notes: New entity, no data available in 2015

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet -BoardVantage (UK) Limited
(in thousands, unaudited)

Notes: New entity, no data available in 2015

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet -BoardVantage Singapore Pte. Limited
(in thousands, unaudited)

Notes: New entity, no data available in 2015

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet -Bwise Beheer BV
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	80
Current Restricted Cash	0
Other Current Assets	(739)
Margin Deposits & Default Fund	0
Total Current Assets	**(658)**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	44,710
Other Intangibles	21,166
Non Current Deferred Taxes	0
Other Long Term Assets	1,066
Total Long Term Assets	**66,943**
Total Assets	**66,285**
LIABILITIES	
Total AP and Accrued Expenses	211
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	(377)
Current Deferred Tax Liability	716
Current Liabilities	**550**
Total Long Term Debt	0
Non Current Deferred Tax Liability	5,283
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**5,283**
Total Liabilities	**5,833**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	80,005
Accumulated Other Comprehensive Income/(Loss)	(8,292)
Total Retained Earnings	(11,003)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**60,452**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**60,452**
Total Liabilities Non Controlling Interest and Stockholders Equity	**66,285**

Nasdaq, Inc.
Unconsolidated Statement of Income -Bwise Beheer BV
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	1
Marketing and Advertising	0
Depr and Amortization	2,650
Professional and Contract Services	2
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	70
Merger Related Expenses Total	(21)
Total Operating Expenses	**2,701**
Operating Income	**(2,701)**
Total Interest Income	0
Total Interest Expense	(4)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(2,706)
Income Tax Provisions	**(16)**
Net Income	**(2,689)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(2,689)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Bwise BV
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	1,845
Investments	0
Total Receivables - Net	1,916
Current Deferred Tax	391
Current Restricted Cash	125
Other Current Assets	(3,868)
Margin Deposits & Default Fund	0
Total Current Assets	**408**
Long Term Assets:	
Total Property and Equipment - Net	8,111
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**8,111**
Total Assets	**8,519**
LIABILITIES	
Total AP and Accrued Expenses	463
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	1,925
Deferred Revenue	4,858
Current Portion Capital Leases	0
Other Accrued Liabilities	3,292
Current Deferred Tax Liability	0
Current Liabilities	**10,537**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**10,537**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	6,804
Accumulated Other Comprehensive Income/(Loss)	1,385
Total Retained Earnings	(10,465)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**(2,018)**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**(2,018)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**8,519**

Nasdaq, Inc.
Unconsolidated Statement of Income -Bwise BV
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	(0)
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	19,340
Other Revenues	3,724
Total Revenues	**23,063**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**23,063**
Operating Expenses:	
Compensation and Benefits	7,433
Marketing and Advertising	468
Depr and Amortization	3,540
Professional and Contract Services	8,102
Computer Ops and Data Communication	2,333
Occupancy	327
Regulatory	0
General Administrative and Other	3,532
Merger Related Expenses Total	18
Total Operating Expenses	**25,753**
Operating Income	**(2,690)**
Total Interest Income	0
Total Interest Expense	(87)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(2,777)
Income Tax Provisions	**(41)**
Net Income	**(2,737)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(2,737)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Bwise Development BV
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**0**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**0**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**0**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	(884)
Total Retained Earnings	884
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**0**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**0**
Total Liabilities Non Controlling Interest and Stockholders Equity	**0**

Nasdaq, Inc.
Unconsolidated Statement of Income -Bwise Development BV
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	6
Marketing and Advertising	0
Depr and Amortization	(3)
Professional and Contract Services	0
Computer Ops and Data Communication	(1)
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**2**
Operating Income	**(2)**
Total Interest Income	0
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(2)
Income Tax Provisions	**(2)**
Net Income	**(1)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(1)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Bwise Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	513
Investments	0
Total Receivables - Net	2,741
Current Deferred Tax	(239)
Current Restricted Cash	0
Other Current Assets	(334)
Margin Deposits & Default Fund	0
Total Current Assets	**2,681**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**2,681**
LIABILITIES	
Total AP and Accrued Expenses	(3,507)
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	82
Deferred Revenue	1,312
Current Portion Capital Leases	0
Other Accrued Liabilities	(34)
Current Deferred Tax Liability	0
Current Liabilities	**(2,148)**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**(2,148)**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	280
Accumulated Other Comprehensive Income/(Loss)	(1,295)
Total Retained Earnings	5,843
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**4,829**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**4,829**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,681**

Nasdaq, Inc.
Unconsolidated Statement of Income -Bwise Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	5,192
Other Revenues	32
Total Revenues	**5,224**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**5,224**
Operating Expenses:	
Compensation and Benefits	880
Marketing and Advertising	17
Depr and Amortization	0
Professional and Contract Services	4,204
Computer Ops and Data Communication	204
Occupancy	13
Regulatory	0
General Administrative and Other	403
Merger Related Expenses Total	0
Total Operating Expenses	**5,721**
Operating Income	**(496)**
Total Interest Income	0
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(497)
Income Tax Provisions	**(5)**
Net Income	**(492)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(492)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Bwise Holding BV
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	10
Current Restricted Cash	0
Other Current Assets	(2,997)
Margin Deposits & Default Fund	0
Total Current Assets	**(2,987)**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	4,389
Total Long Term Assets	**4,389**
Total Assets	**1,401**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**0**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	1,066
Accumulated Other Comprehensive Income/(Loss)	283
Total Retained Earnings	52
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**1,401**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**1,401**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,401**

Nasdaq, Inc.
Unconsolidated Statement of Income -Bwise Holding BV
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**1**
Operating Income	**(1)**
Total Interest Income	0
Total Interest Expense	(19)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(20)
Income Tax Provisions	**(5)**
Net Income	**(15)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(15)**

Nasdaq, Inc.

Unconsolidated Balance Sheet -"Central Depository of Armenia" Open Joint Stock Company

(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**0**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**0**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**0**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	8
Accumulated Other Comprehensive Income/(Loss)	(50)
Total Retained Earnings	42
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**0**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**0**
Total Liabilities Non Controlling Interest and Stockholders Equity	**0**

Nasdaq, Inc.
Unconsolidated Statement of Income -"Central Depository of Armenia" Open Joint Stock Com
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	147
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**147**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**147**
Operating Expenses:	
Compensation and Benefits	54
Marketing and Advertising	3
Depr and Amortization	5
Professional and Contract Services	2
Computer Ops and Data Communication	14
Occupancy	5
Regulatory	0
General Administrative and Other	21
Merger Related Expenses Total	0
Total Operating Expenses	**105**
Operating Income	**43**
Total Interest Income	4
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	(128)
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(81)
Income Tax Provisions	**10**
Net Income	**(91)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(91)**

Nasdaq, Inc.
Unconsolidated Balance Sheet - Clearing Control CC AB
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	33
Investments	0
Total Receivables - Net	13
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**47**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**47**
LIABILITIES	
Total AP and Accrued Expenses	25
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**25**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**25**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	11
Total Retained Earnings	11
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**22**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**22**
Total Liabilities Non Controlling Interest and Stockholders Equity	**47**

Nasdaq, Inc.
Unconsolidated Statement of Income - Clearing Control CC AB
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	2
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**3**
Operating Income	**(3)**
Total Interest Income	0
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(3)
Income Tax Provisions	**(0)**
Net Income	**(3)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(3)**

Nasdaq, Inc.
Unconsolidated Balance Sheet - Egypt for Information Dissemination Company
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	1
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**1**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	1,894
Total Long Term Assets	**1,894**
Total Assets	**1,895**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**0**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	(473)
Total Retained Earnings	2,368
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**1,895**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**1,895**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,895**

Nasdaq, Inc.
Unconsolidated Statement of Income - Egypt for Information Dissemination Company
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	248
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	248
Income Tax Provisions	**0**
Net Income	**248**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**248**

Nasdaq, Inc.
Unconsolidated Balance Sheet - Eignarhaldsfelagid Verdbrefathing hf
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	531
Investments	0
Total Receivables - Net	4,234
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	4,527
Margin Deposits & Default Fund	0
Total Current Assets	**9,291**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	15,520
Total Long Term Assets	**15,520**
Total Assets	**24,811**
LIABILITIES	
Total AP and Accrued Expenses	5
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	48
Current Deferred Tax Liability	0
Current Liabilities	**53**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**53**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	15,950
Accumulated Other Comprehensive Income/(Loss)	(854)
Total Retained Earnings	9,663
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**24,758**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**24,758**
Total Liabilities Non Controlling Interest and Stockholders Equity	**24,811**

Nasdaq, Inc.
Unconsolidated Statement of Income - Eignarhaldsfelagid Verdbrefathing hf
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	10
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**11**
Operating Income	**(11)**
Total Interest Income	235
Total Interest Expense	(1)
Dividend and Investment Income	13
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	237
Income Tax Provisions	**47**
Net Income	**190**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**190**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Ensoleillement Inc.
(in thousands, unaudited)

Notes: New entity, no data available in 2015

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.

Unconsolidated Balance Sheet - European Central Counterparty N.V

(in thousands, unaudited)

Notes: not in HFM - not a fully owned entity

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet -Farm Church Holdings ULC
(in thousands, unaudited)

Notes: New entity, no data available in 2015

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet - FTEN Europe Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	123
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**123**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**123**
LIABILITIES	
Total AP and Accrued Expenses	77
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	77
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	77

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	244
Accumulated Other Comprehensive Income/(Loss)	(22)
Total Retained Earnings	(176)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**46**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**46**
Total Liabilities Non Controlling Interest and Stockholders Equity	**123**

Nasdaq, Inc.
Unconsolidated Statement of Income - FTEN Europe Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Hugin AS
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	2,728
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**2,729**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	398
Other Intangibles	0
Non Current Deferred Taxes	5
Other Long Term Assets	0
Total Long Term Assets	**403**
Total Assets	**3,132**
LIABILITIES	
Total AP and Accrued Expenses	11
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	1,909
Current Deferred Tax Liability	0
Current Liabilities	**1,920**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**1,920**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	(212)
Total Retained Earnings	1,424
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**1,212**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**1,212**
Total Liabilities Non Controlling Interest and Stockholders Equity	**3,132**

Nasdaq, Inc.
Unconsolidated Statement of Income -Hugin AS
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	(0)
Total Revenues	**(0)**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**(0)**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	2
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**2**
Operating Income	**(2)**
Total Interest Income	0
Total Interest Expense	(2)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(4)
Income Tax Provisions	**(69)**
Net Income	**65**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**65**

Nasdaq, Inc.
Unconsolidated Balance Sheet - Indxis Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	240
Investments	0
Total Receivables - Net	853
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	1,546
Margin Deposits & Default Fund	0
Total Current Assets	**2,638**
Long Term Assets:	
Total Property and Equipment - Net	744
Goodwill	2,032
Other Intangibles	397
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**3,173**
Total Assets	**5,811**
LIABILITIES	
Total AP and Accrued Expenses	3,380
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	94
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	52
Current Liabilities	**3,526**
Total Long Term Debt	0
Non Current Deferred Tax Liability	52
Non-current deferred revenue	0
All Other Long Term Liabilities	198
Long Term Liabilities	**250**
Total Liabilities	**3,776**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	2,743
Accumulated Other Comprehensive Income/(Loss)	(168)
Total Retained Earnings	(540)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**2,035**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**2,035**
Total Liabilities Non Controlling Interest and Stockholders Equity	**5,811**

Nasdaq, Inc.
Unconsolidated Statement of Income - Indxis Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	1,905
Total Revenues	**1,905**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,905**
Operating Expenses:	
Compensation and Benefits	441
Marketing and Advertising	0
Depr and Amortization	333
Professional and Contract Services	403
Computer Ops and Data Communication	4
Occupancy	(22)
Regulatory	0
General Administrative and Other	714
Merger Related Expenses Total	0
Total Operating Expenses	**1,872**
Operating Income	**33**
Total Interest Income	4
Total Interest Expense	(11)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	26
Income Tax Provisions	**(38)**
Net Income	**64**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**64**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Marketwire China Holding (HK) Ltd.
(in thousands, unaudited)

Notes: New entity, no data available in 2015

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet -Marketwired L.P.
(in thousands, unaudited)

Notes: New entity, no data available in 2015

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet -Marketwired UK Ltd
(in thousands, unaudited)

Notes: New entity, no data available in 2015

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq AB
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	(405,326)
Investments	0
Total Receivables - Net	2,247
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	2,312
Margin Deposits & Default Fund	0
Total Current Assets	**(400,767)**
Long Term Assets:	
Total Property and Equipment - Net	472
Goodwill	3,331
Other Intangibles	0
Non Current Deferred Taxes	1,042
Other Long Term Assets	(3,103,887)
Total Long Term Assets	**(3,099,042)**
Total Assets	**(3,499,808)**
LIABILITIES	
Total AP and Accrued Expenses	5,706
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	740
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	434,790
Current Deferred Tax Liability	170
Current Liabilities	**441,407**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	2,402
Long Term Liabilities	**2,402**
Total Liabilities	**443,809**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	(4,189,844)
Accumulated Other Comprehensive Income/(Loss)	444,514
Total Retained Earnings	(198,302)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**(3,943,617)**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**(3,943,617)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**(3,499,808)**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq AB
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	9
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	12,096
Total Revenues	**12,106**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**12,106**
Operating Expenses:	
Compensation and Benefits	5,842
Marketing and Advertising	10
Depr and Amortization	112
Professional and Contract Services	3,306
Computer Ops and Data Communication	185
Occupancy	8,678
Regulatory	0
General Administrative and Other	757
Merger Related Expenses Total	1
Total Operating Expenses	**18,891**
Operating Income	**(6,785)**
Total Interest Income	9
Total Interest Expense	(4,808)
Dividend and Investment Income	(13)
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	(1,243)
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	9
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(12,831)
Income Tax Provisions	**3,016**
Net Income	**(15,847)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(15,847)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq (Asia Pacific) Pte. Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	370
Investments	0
Total Receivables - Net	2,161
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	11,720
Margin Deposits & Default Fund	0
Total Current Assets	**14,250**
Long Term Assets:	
Total Property and Equipment - Net	94
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**94**
Total Assets	**14,344**
LIABILITIES	
Total AP and Accrued Expenses	10
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	522
Deferred Revenue	2,034
Current Portion Capital Leases	0
Other Accrued Liabilities	387
Current Deferred Tax Liability	0
Current Liabilities	**2,953**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**2,953**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	1,012
Accumulated Other Comprehensive Income/(Loss)	(529)
Total Retained Earnings	10,908
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**11,391**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**11,391**
Total Liabilities Non Controlling Interest and Stockholders Equity	**14,344**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq (Asia Pacific) Pte. Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	7,677
Other Revenues	1,250
Total Revenues	**8,927**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**8,927**
Operating Expenses:	
Compensation and Benefits	2,811
Marketing and Advertising	151
Depr and Amortization	48
Professional and Contract Services	1,102
Computer Ops and Data Communication	2,737
Occupancy	270
Regulatory	0
General Administrative and Other	294
Merger Related Expenses Total	0
Total Operating Expenses	**7,414**
Operating Income	**1,513**
Total Interest Income	85
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	1,598
Income Tax Provisions	**287**
Net Income	**1,310**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**1,310**

Nasdaq, Inc.
Unconsolidated Balance Sheet - Nasdaq Australia Holding Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	15
Margin Deposits & Default Fund	0
Total Current Assets	**15**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	43,792
Other Intangibles	9,331
Non Current Deferred Taxes	0
Other Long Term Assets	4,164
Total Long Term Assets	**57,287**
Total Assets	**57,302**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	233
Current Liabilities	**233**
Total Long Term Debt	0
Non Current Deferred Tax Liability	2,566
Non-current deferred revenue	0
All Other Long Term Liabilities	1,464
Long Term Liabilities	**4,030**
Total Liabilities	**4,263**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	76,468
Accumulated Other Comprehensive Income/(Loss)	(10,812)
Total Retained Earnings	(12,617)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**53,039**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**53,039**
Total Liabilities Non Controlling Interest and Stockholders Equity	**57,302**

Nasdaq, Inc.
Unconsolidated Statement of Income - Nasdaq Australia Holding Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	804
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**804**
Operating Income	**(804)**
Total Interest Income	0
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(803)
Income Tax Provisions	**(184)**
Net Income	**(620)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(620)**

Nasdaq, Inc.
Unconsolidated Balance Sheet - Nasdaq Broker Services AB
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	10,672
Investments	7,102
Total Receivables - Net	2,027
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	72
Margin Deposits & Default Fund	0
Total Current Assets	**19,873**
Long Term Assets:	
Total Property and Equipment - Net	38
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	160
Total Long Term Assets	**198**
Total Assets	**20,072**
LIABILITIES	
Total AP and Accrued Expenses	165
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	409
Deferred Revenue	623
Current Portion Capital Leases	0
Other Accrued Liabilities	958
Current Deferred Tax Liability	58
Current Liabilities	**2,214**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**2,214**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	14,283
Accumulated Other Comprehensive Income/(Loss)	(4,250)
Total Retained Earnings	7,825
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**17,858**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**17,858**
Total Liabilities Non Controlling Interest and Stockholders Equity	**20,072**

Nasdaq, Inc.
Unconsolidated Statement of Income - Nasdaq Broker Services AB
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	16,447
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**16,447**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**16,447**
Operating Expenses:	
Compensation and Benefits	1,763
Marketing and Advertising	11
Depr and Amortization	0
Professional and Contract Services	318
Computer Ops and Data Communication	11,243
Occupancy	76
Regulatory	2
General Administrative and Other	378
Merger Related Expenses Total	0
Total Operating Expenses	**13,791**
Operating Income	**2,657**
Total Interest Income	20
Total Interest Expense	(0)
Dividend and Investment Income	(19)
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	2,658
Income Tax Provisions	**36**
Net Income	**2,621**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**2,621**

Nasdaq, Inc.
Unconsolidated Balance Sheet - Nasdaq Canada Inc
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**0**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**0**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**0**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	(0)
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	0
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**0**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**0**
Total Liabilities Non Controlling Interest and Stockholders Equity	**0**

Nasdaq, Inc.
Unconsolidated Statement of Income - Nasdaq Canada Inc
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Clearing AB
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	69,885
Investments	124,290
Total Receivables - Net	332
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	1,843
Margin Deposits & Default Fund	2,228,086
Total Current Assets	**2,424,437**
Long Term Assets:	
Total Property and Equipment - Net	2,622
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	52
Other Long Term Assets	658,381
Total Long Term Assets	**661,055**
Total Assets	**3,085,492**
LIABILITIES	
Total AP and Accrued Expenses	9,445
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	2,262
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	2,230,935
Current Deferred Tax Liability	232
Current Liabilities	**2,242,874**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	118
Long Term Liabilities	**118**
Total Liabilities	**2,242,992**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	1,112,909
Accumulated Other Comprehensive Income/(Loss)	183,177
Total Retained Earnings	(481,655)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**842,500**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**842,500**
Total Liabilities Non Controlling Interest and Stockholders Equity	**3,085,492**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Clearing AB
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	44,661
Global Listing Services	(2)
Global Information Services	535
Corporate Solutions	0
Market Technology Revenues	3,886
Other Revenues	(6)
Total Revenues	**49,075**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**49,075**
Operating Expenses:	
Compensation and Benefits	8,571
Marketing and Advertising	121
Depr and Amortization	817
Professional and Contract Services	4,095
Computer Ops and Data Communication	20,797
Occupancy	392
Regulatory	258
General Administrative and Other	2,587
Merger Related Expenses Total	4
Total Operating Expenses	**37,643**
Operating Income	**11,432**
Total Interest Income	(159)
Total Interest Expense	(476)
Dividend and Investment Income	(107)
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	10,689
Income Tax Provisions	**471**
Net Income	**10,218**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**10,218**

Nasdaq, Inc.
Unconsolidated Balance Sheet - Nasdaq Copenhagen A/S
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	1,040
Investments	0
Total Receivables - Net	5,268
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	40,358
Margin Deposits & Default Fund	0
Total Current Assets	**46,665**
Long Term Assets:	
Total Property and Equipment - Net	263
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	51
Other Long Term Assets	355
Total Long Term Assets	**670**
Total Assets	**47,335**
LIABILITIES	
Total AP and Accrued Expenses	1,126
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	1,866
Deferred Revenue	251
Current Portion Capital Leases	0
Other Accrued Liabilities	929
Current Deferred Tax Liability	0
Current Liabilities	**4,173**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	7,523
Long Term Liabilities	**7,523**
Total Liabilities	**11,695**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	52,129
Accumulated Other Comprehensive Income/(Loss)	(8,518)
Total Retained Earnings	(7,972)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**35,640**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**35,640**
Total Liabilities Non Controlling Interest and Stockholders Equity	**47,335**

Nasdaq, Inc.
Unconsolidated Statement of Income - Nasdaq Copenhagen A/S
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	17,275
Global Listing Services	12,413
Global Information Services	16,802
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	3,463
Total Revenues	**49,954**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**49,954**
Operating Expenses:	
Compensation and Benefits	7,238
Marketing and Advertising	134
Depr and Amortization	101
Professional and Contract Services	1,993
Computer Ops and Data Communication	4,691
Occupancy	824
Regulatory	620
General Administrative and Other	1,127
Merger Related Expenses Total	0
Total Operating Expenses	**16,728**
Operating Income	**33,226**
Total Interest Income	91
Total Interest Expense	(6)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	33,311
Income Tax Provisions	**7,590**
Net Income	**25,722**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**25,722**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Solutions Canada ULC
(in thousands, unaudited)

Notes: New entity, no data available in 2015

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet - Nasdaq Corporate Solutions (India) Private Limited
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	213
Investments	0
Total Receivables - Net	652
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	1,121
Margin Deposits & Default Fund	0
Total Current Assets	**1,986**
Long Term Assets:	
Total Property and Equipment - Net	1,181
Goodwill	1,142
Other Intangibles	(1)
Non Current Deferred Taxes	178
Other Long Term Assets	432
Total Long Term Assets	**2,933**
Total Assets	**4,919**
LIABILITIES	
Total AP and Accrued Expenses	1,143
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	596
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	(189)
Current Deferred Tax Liability	0
Current Liabilities	**1,549**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**1,549**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	1,498
Accumulated Other Comprehensive Income/(Loss)	(680)
Total Retained Earnings	2,552
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**3,370**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**3,370**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,919**

Nasdaq, Inc.
Unconsolidated Statement of Income - Nasdaq Corporate Solutions (India) Private Limited
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	13,724
Total Revenues	**13,724**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**13,724**
Operating Expenses:	
Compensation and Benefits	3,761
Marketing and Advertising	6
Depr and Amortization	331
Professional and Contract Services	3,276
Computer Ops and Data Communication	(201)
Occupancy	757
Regulatory	0
General Administrative and Other	770
Merger Related Expenses Total	0
Total Operating Expenses	**8,700**
Operating Income	**5,024**
Total Interest Income	0
Total Interest Expense	(2)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	5,022
Income Tax Provisions	**1,234**
Net Income	**3,788**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**3,788**

Nasdaq, Inc.
Unconsolidated Balance Sheet - Nasdaq Corporate Solutions International Limited
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	2,699
Investments	0
Total Receivables - Net	5,933
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	(10,658)
Margin Deposits & Default Fund	0
Total Current Assets	**(2,026)**
Long Term Assets:	
Total Property and Equipment - Net	7,670
Goodwill	100,397
Other Intangibles	16,956
Non Current Deferred Taxes	0
Other Long Term Assets	416
Total Long Term Assets	**125,438**
Total Assets	**123,412**
LIABILITIES	
Total AP and Accrued Expenses	1,889
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	1,357
Deferred Revenue	1,581
Current Portion Capital Leases	0
Other Accrued Liabilities	1,423
Current Deferred Tax Liability	0
Current Liabilities	**6,250**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	1,655
Long Term Liabilities	**1,655**
Total Liabilities	**7,905**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	136,691
Accumulated Other Comprehensive Income/(Loss)	(2,868)
Total Retained Earnings	(18,317)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**115,507**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**115,507**
Total Liabilities Non Controlling Interest and Stockholders Equity	**123,412**

Nasdaq, Inc.
Unconsolidated Statement of Income - Nasdaq Corporate Solutions International Limited
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	1
Corporate Solutions	59,739
Market Technology Revenues	0
Other Revenues	12,126
Total Revenues	**71,866**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**71,866**
Operating Expenses:	
Compensation and Benefits	7,382
Marketing and Advertising	68
Depr and Amortization	3,615
Professional and Contract Services	43,965
Computer Ops and Data Communication	2,952
Occupancy	2,130
Regulatory	0
General Administrative and Other	(1,034)
Merger Related Expenses Total	(91)
Total Operating Expenses	**58,988**
Operating Income	**12,879**
Total Interest Income	0
Total Interest Expense	(197)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	12,682
Income Tax Provisions	**(113)**
Net Income	**12,795**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**12,795**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq CSD Iceland hf.
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	3,504
Investments	0
Total Receivables - Net	440
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	3,149
Margin Deposits & Default Fund	0
Total Current Assets	**7,094**
Long Term Assets:	
Total Property and Equipment - Net	27
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**28**
Total Assets	**7,121**
LIABILITIES	
Total AP and Accrued Expenses	1,578
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	216
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	641
Current Deferred Tax Liability	8
Current Liabilities	**2,443**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**2,443**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	4,631
Accumulated Other Comprehensive Income/(Loss)	(2,641)
Total Retained Earnings	2,689
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**4,678**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**4,678**
Total Liabilities Non Controlling Interest and Stockholders Equity	**7,121**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq CSD Iceland hf.
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	5,240
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	28
Total Revenues	**5,268**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**5,268**
Operating Expenses:	
Compensation and Benefits	823
Marketing and Advertising	4
Depr and Amortization	11
Professional and Contract Services	309
Computer Ops and Data Communication	306
Occupancy	109
Regulatory	31
General Administrative and Other	824
Merger Related Expenses Total	0
Total Operating Expenses	**2,417**
Operating Income	**2,851**
Total Interest Income	275
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	3,126
Income Tax Provisions	**631**
Net Income	**2,495**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**2,495**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq CXC Limited
(in thousands, unaudited)

Notes: New entity in 2016, no data available in 2015

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Exchange and Clearing Services AB
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	(7,866)
Investments	0
Total Receivables - Net	4,006
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	234
Margin Deposits & Default Fund	0
Total Current Assets	**(3,626)**
Long Term Assets:	
Total Property and Equipment - Net	18,217
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	51
Other Long Term Assets	0
Total Long Term Assets	**18,268**
Total Assets	**14,642**
LIABILITIES	
Total AP and Accrued Expenses	663
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	5,365
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	3,357
Current Deferred Tax Liability	311
Current Liabilities	**9,696**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**9,696**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	142
Accumulated Other Comprehensive Income/(Loss)	(1,405)
Total Retained Earnings	6,209
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**4,946**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**4,946**
Total Liabilities Non Controlling Interest and Stockholders Equity	**14,642**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Exchange and Clearing Services AB
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	12
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	49,530
Other Revenues	0
Total Revenues	**49,542**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**49,542**
Operating Expenses:	
Compensation and Benefits	14,816
Marketing and Advertising	12
Depr and Amortization	5,802
Professional and Contract Services	2,313
Computer Ops and Data Communication	24,504
Occupancy	1,314
Regulatory	0
General Administrative and Other	839
Merger Related Expenses Total	0
Total Operating Expenses	**49,599**
Operating Income	**(57)**
Total Interest Income	(0)
Total Interest Expense	(119)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(176)
Income Tax Provisions	**(364)**
Net Income	**188**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**188**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Helsinki Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	203
Investments	0
Total Receivables - Net	4,133
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	32,011
Margin Deposits & Default Fund	0
Total Current Assets	**36,347**
Long Term Assets:	
Total Property and Equipment - Net	409
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	22
Other Long Term Assets	8,587
Total Long Term Assets	**9,019**
Total Assets	**45,366**
LIABILITIES	
Total AP and Accrued Expenses	493
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	1,289
Deferred Revenue	17
Current Portion Capital Leases	0
Other Accrued Liabilities	22,398
Current Deferred Tax Liability	0
Current Liabilities	**24,197**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**24,197**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	(7,893)
Accumulated Other Comprehensive Income/(Loss)	(13,153)
Total Retained Earnings	42,155
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**21,109**
Non Controlling Interest	61
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**21,169**
Total Liabilities Non Controlling Interest and Stockholders Equity	**45,366**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Helsinki Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	16,558
Global Listing Services	6,485
Global Information Services	10,932
Corporate Solutions	138
Market Technology Revenues	2
Other Revenues	1,738
Total Revenues	**35,852**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**35,852**
Operating Expenses:	
Compensation and Benefits	4,201
Marketing and Advertising	125
Depr and Amortization	149
Professional and Contract Services	2,888
Computer Ops and Data Communication	3,980
Occupancy	696
Regulatory	284
General Administrative and Other	670
Merger Related Expenses Total	3
Total Operating Expenses	**12,995**
Operating Income	**22,857**
Total Interest Income	9
Total Interest Expense	(2)
Dividend and Investment Income	(22,707)
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	157
Income Tax Provisions	**52**
Net Income	**105**
Net (income) expense attributable to noncontrolling interests	(8)
Net Income attributable to Nasdaq, Inc.	**97**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	(6,601)
Investments	0
Total Receivables - Net	2,749,169
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	(47,616)
Margin Deposits & Default Fund	0
Total Current Assets	**2,694,952**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	5,900
Other Long Term Assets	(4,157,748)
Total Long Term Assets	**(4,151,847)**
Total Assets	**(1,456,895)**
LIABILITIES	
Total AP and Accrued Expenses	20,170
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	820
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	341
Current Deferred Tax Liability	238
Current Liabilities	**21,568**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**21,568**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	(4,145,107)
Accumulated Other Comprehensive Income/(Loss)	3,075,612
Total Retained Earnings	(408,969)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**(1,478,463)**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**(1,478,463)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**(1,456,895)**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	2,429
Total Revenues	**2,429**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**2,429**
Operating Expenses:	
Compensation and Benefits	3,020
Marketing and Advertising	1
Depr and Amortization	0
Professional and Contract Services	446
Computer Ops and Data Communication	66
Occupancy	105
Regulatory	0
General Administrative and Other	(226)
Merger Related Expenses Total	5
Total Operating Expenses	**3,416**
Operating Income	**(986)**
Total Interest Income	12
Total Interest Expense	(2)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(977)
Income Tax Provisions	**7,865**
Net Income	**(8,842)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(8,842)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Holding Denmark A/S
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	95
Investments	0
Total Receivables - Net	675
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	32,007
Margin Deposits & Default Fund	0
Total Current Assets	**32,777**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	52,129
Total Long Term Assets	**52,129**
Total Assets	**84,906**
LIABILITIES	
Total AP and Accrued Expenses	17
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	131,745
Current Deferred Tax Liability	0
Current Liabilities	**131,762**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**131,762**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	(66,045)
Accumulated Other Comprehensive Income/(Loss)	33,842
Total Retained Earnings	(14,653)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**(46,856)**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**(46,856)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**84,906**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Holding Denmark A/S
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	20
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**21**
Operating Income	**(21)**
Total Interest Income	348
Total Interest Expense	(3,273)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(2,945)
Income Tax Provisions	**(685)**
Net Income	**(2,260)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(2,260)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Holding Luxembourg Sàrl
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	641
Investments	0
Total Receivables - Net	529
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	980,189
Margin Deposits & Default Fund	0
Total Current Assets	**981,359**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	3,209,750
Total Long Term Assets	**3,209,750**
Total Assets	**4,191,109**
LIABILITIES	
Total AP and Accrued Expenses	589
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	12
Current Deferred Tax Liability	0
Current Liabilities	**601**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	3,723,035
Long Term Liabilities	**3,723,035**
Total Liabilities	**3,723,636**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	(223,402)
Accumulated Other Comprehensive Income/(Loss)	608,395
Total Retained Earnings	82,480
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**467,473**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**467,473**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,191,109**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Holding Luxembourg Sàrl
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	69
Computer Ops and Data Communication	0
Occupancy	13
Regulatory	0
General Administrative and Other	5
Merger Related Expenses Total	0
Total Operating Expenses	**88**
Operating Income	**(88)**
Total Interest Income	55,688
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	55,600
Income Tax Provisions	**0**
Net Income	**55,600**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**55,600**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Iceland hf
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	1,962
Investments	0
Total Receivables - Net	531
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	5,104
Margin Deposits & Default Fund	0
Total Current Assets	**7,597**
Long Term Assets:	
Total Property and Equipment - Net	15
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	4
Other Long Term Assets	0
Total Long Term Assets	**20**
Total Assets	**7,618**
LIABILITIES	
Total AP and Accrued Expenses	2,744
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	821
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	290
Current Deferred Tax Liability	41
Current Liabilities	**3,896**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**3,896**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	10,890
Accumulated Other Comprehensive Income/(Loss)	(6,499)
Total Retained Earnings	(669)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**3,721**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**3,721**
Total Liabilities Non Controlling Interest and Stockholders Equity	**7,618**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Iceland hf
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	2,615
Global Listing Services	1,311
Global Information Services	154
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	298
Total Revenues	**4,379**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**4,379**
Operating Expenses:	
Compensation and Benefits	2,395
Marketing and Advertising	55
Depr and Amortization	4
Professional and Contract Services	246
Computer Ops and Data Communication	550
Occupancy	189
Regulatory	29
General Administrative and Other	104
Merger Related Expenses Total	0
Total Operating Expenses	**3,574**
Operating Income	**805**
Total Interest Income	304
Total Interest Expense	(2)
Dividend and Investment Income	23
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	1,130
Income Tax Provisions	**288**
Net Income	**842**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**842**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq International Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	1,254
Investments	0
Total Receivables - Net	4,395
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	8,268
Margin Deposits & Default Fund	0
Total Current Assets	**13,916**
Long Term Assets:	
Total Property and Equipment - Net	69
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**69**
Total Assets	**13,986**
LIABILITIES	
Total AP and Accrued Expenses	5,097
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	694
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	399
Current Deferred Tax Liability	0
Current Liabilities	**6,191**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**6,191**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	(895)
Total Retained Earnings	8,689
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**7,794**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**7,794**
Total Liabilities Non Controlling Interest and Stockholders Equity	**13,986**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq International Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	8,274
Total Revenues	**8,274**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**8,274**
Operating Expenses:	
Compensation and Benefits	5,012
Marketing and Advertising	1,106
Depr and Amortization	673
Professional and Contract Services	809
Computer Ops and Data Communication	79
Occupancy	484
Regulatory	0
General Administrative and Other	1,534
Merger Related Expenses Total	0
Total Operating Expenses	**9,696**
Operating Income	**(1,422)**
Total Interest Income	24
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(1,399)
Income Tax Provisions	**48**
Net Income	**(1,447)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(1,447)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	767
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	3,150
Margin Deposits & Default Fund	0
Total Current Assets	**3,917**
Long Term Assets:	
Total Property and Equipment - Net	214
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	10
Total Long Term Assets	**224**
Total Assets	**4,141**
LIABILITIES	
Total AP and Accrued Expenses	37
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	827
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	45
Current Deferred Tax Liability	0
Current Liabilities	**909**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**909**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	1,470
Accumulated Other Comprehensive Income/(Loss)	62
Total Retained Earnings	1,700
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**3,232**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**3,232**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,141**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Limited
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	7,924
Total Revenues	**7,924**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**7,924**
Operating Expenses:	
Compensation and Benefits	5,176
Marketing and Advertising	54
Depr and Amortization	85
Professional and Contract Services	290
Computer Ops and Data Communication	19
Occupancy	1,133
Regulatory	0
General Administrative and Other	603
Merger Related Expenses Total	(10)
Total Operating Expenses	**7,350**
Operating Income	**574**
Total Interest Income	3
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	577
Income Tax Provisions	**87**
Net Income	**490**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**490**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ NLX Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	6,128
Investments	0
Total Receivables - Net	846
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	12,497
Margin Deposits & Default Fund	0
Total Current Assets	**19,471**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**19,471**
LIABILITIES	
Total AP and Accrued Expenses	1,649
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	846
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	34
Current Deferred Tax Liability	0
Current Liabilities	**2,529**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**2,529**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	96,138
Accumulated Other Comprehensive Income/(Loss)	1,256
Total Retained Earnings	(80,412)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**16,942**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**16,942**
Total Liabilities Non Controlling Interest and Stockholders Equity	**19,471**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ NLX Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	(2,663)
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**(2,663)**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**(2,663)**
Operating Expenses:	
Compensation and Benefits	4,133
Marketing and Advertising	148
Depr and Amortization	0
Professional and Contract Services	1,540
Computer Ops and Data Communication	2,695
Occupancy	330
Regulatory	0
General Administrative and Other	2,408
Merger Related Expenses Total	3,625
Total Operating Expenses	**14,879**
Operating Income	**(17,542)**
Total Interest Income	48
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(17,494)
Income Tax Provisions	**0**
Net Income	**(17,494)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(17,494)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Nordic Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	193
Investments	0
Total Receivables - Net	4,216
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	42,604
Margin Deposits & Default Fund	0
Total Current Assets	**47,014**
Long Term Assets:	
Total Property and Equipment - Net	98
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	(685)
Other Long Term Assets	833,158
Total Long Term Assets	**832,571**
Total Assets	**879,585**
LIABILITIES	
Total AP and Accrued Expenses	14,651
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	397
Deferred Revenue	2,416
Current Portion Capital Leases	0
Other Accrued Liabilities	28,076
Current Deferred Tax Liability	0
Current Liabilities	**45,540**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**45,540**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	1,104,359
Accumulated Other Comprehensive Income/(Loss)	45,508
Total Retained Earnings	(358,039)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**833,948**
Non Controlling Interest	96
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**834,044**
Total Liabilities Non Controlling Interest and Stockholders Equity	**879,585**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Nordic Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	16
Global Information Services	(0)
Corporate Solutions	10,222
Market Technology Revenues	0
Other Revenues	1,945
Total Revenues	**12,183**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**12,183**
Operating Expenses:	
Compensation and Benefits	1,678
Marketing and Advertising	17
Depr and Amortization	85
Professional and Contract Services	2,603
Computer Ops and Data Communication	211
Occupancy	328
Regulatory	7
General Administrative and Other	789
Merger Related Expenses Total	0
Total Operating Expenses	**5,716**
Operating Income	**6,467**
Total Interest Income	4
Total Interest Expense	(0)
Dividend and Investment Income	(5,695)
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	776
Income Tax Provisions	**189**
Net Income	**587**
Net (income) expense attributable to noncontrolling interests	(30)
Net Income attributable to Nasdaq, Inc.	**557**

Nasdaq, Inc.
Unconsolidated Balance Sheet - "NASDAQ OMX Armenia" Open Joint Stock Company
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**0**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**0**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**0**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	(4)
Accumulated Other Comprehensive Income/(Loss)	9
Total Retained Earnings	(5)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**0**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**0**
Total Liabilities Non Controlling Interest and Stockholders Equity	**0**

Nasdaq, Inc.
Unconsolidated Statement of Income -"NASDAQ OMX Armenia" Open Joint Stock Company
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	117
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**117**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**117**
Operating Expenses:	
Compensation and Benefits	47
Marketing and Advertising	3
Depr and Amortization	6
Professional and Contract Services	6
Computer Ops and Data Communication	1
Occupancy	1
Regulatory	0
General Administrative and Other	18
Merger Related Expenses Total	0
Total Operating Expenses	**83**
Operating Income	**34**
Total Interest Income	4
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	(233)
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(196)
Income Tax Provisions	**9**
Net Income	**(204)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(204)**

Nasdaq, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Europe Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	1,155
Investments	0
Total Receivables - Net	3,282
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	9,184
Margin Deposits & Default Fund	0
Total Current Assets	**13,620**
Long Term Assets:	
Total Property and Equipment - Net	62
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	238
Other Long Term Assets	0
Total Long Term Assets	**300**
Total Assets	**13,920**
LIABILITIES	
Total AP and Accrued Expenses	3,658
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	788
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	17
Current Deferred Tax Liability	0
Current Liabilities	**4,463**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	164
Long Term Liabilities	**164**
Total Liabilities	**4,627**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	38,963
Accumulated Other Comprehensive Income/(Loss)	(613)
Total Retained Earnings	(29,057)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**9,293**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**9,293**
Total Liabilities Non Controlling Interest and Stockholders Equity	**13,920**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ OMX Europe Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	4,700
Total Revenues	**4,700**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**4,700**
Operating Expenses:	
Compensation and Benefits	5,164
Marketing and Advertising	68
Depr and Amortization	18
Professional and Contract Services	211
Computer Ops and Data Communication	106
Occupancy	487
Regulatory	0
General Administrative and Other	939
Merger Related Expenses Total	0
Total Operating Expenses	**6,993**
Operating Income	**(2,293)**
Total Interest Income	23
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(2,270)
Income Tax Provisions	**0**
Net Income	**(2,270)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(2,270)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ OMX France SAS
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	182
Investments	0
Total Receivables - Net	9
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	4,580
Margin Deposits & Default Fund	0
Total Current Assets	**4,771**
Long Term Assets:	
Total Property and Equipment - Net	190
Goodwill	0
Other Intangibles	(0)
Non Current Deferred Taxes	711
Other Long Term Assets	103
Total Long Term Assets	**1,004**
Total Assets	**5,775**
LIABILITIES	
Total AP and Accrued Expenses	196
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	934
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	336
Current Deferred Tax Liability	1,704
Current Liabilities	**3,170**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**3,170**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	(435)
Total Retained Earnings	3,041
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**2,606**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**2,606**
Total Liabilities Non Controlling Interest and Stockholders Equity	**5,775**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ OMX France SAS
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	6,818
Total Revenues	**6,818**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**6,818**
Operating Expenses:	
Compensation and Benefits	4,881
Marketing and Advertising	15
Depr and Amortization	69
Professional and Contract Services	326
Computer Ops and Data Communication	16
Occupancy	596
Regulatory	0
General Administrative and Other	393
Merger Related Expenses Total	(65)
Total Operating Expenses	**6,231**
Operating Income	**586**
Total Interest Income	0
Total Interest Expense	(1)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	586
Income Tax Provisions	**440**
Net Income	**146**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**146**

Nasdaq, Inc.
Unconsolidated Balance Sheet - NASDAQ Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	22
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	1,662
Margin Deposits & Default Fund	0
Total Current Assets	**1,684**
Long Term Assets:	
Total Property and Equipment - Net	889
Goodwill	0
Other Intangibles	(156)
Non Current Deferred Taxes	0
Other Long Term Assets	31
Total Long Term Assets	**764**
Total Assets	**2,449**
LIABILITIES	
Total AP and Accrued Expenses	242
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	711
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	257
Current Deferred Tax Liability	76
Current Liabilities	**1,287**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	863
Long Term Liabilities	**863**
Total Liabilities	**2,150**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	316
Accumulated Other Comprehensive Income/(Loss)	24
Total Retained Earnings	(41)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**299**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**299**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,449**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	8,526
Total Revenues	**8,526**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**8,526**
Operating Expenses:	
Compensation and Benefits	6,031
Marketing and Advertising	19
Depr and Amortization	223
Professional and Contract Services	525
Computer Ops and Data Communication	600
Occupancy	716
Regulatory	0
General Administrative and Other	528
Merger Related Expenses Total	0
Total Operating Expenses	**8,643**
Operating Income	**(117)**
Total Interest Income	0
Total Interest Expense	(2)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(119)
Income Tax Provisions	**96**
Net Income	**(215)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(215)**

Nasdaq, Inc.
Unconsolidated Balance Sheet - NASDAQ Korea Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	634
Investments	0
Total Receivables - Net	327
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	(33)
Margin Deposits & Default Fund	0
Total Current Assets	**928**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**928**
LIABILITIES	
Total AP and Accrued Expenses	3
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	39
Deferred Revenue	167
Current Portion Capital Leases	0
Other Accrued Liabilities	173
Current Deferred Tax Liability	0
Current Liabilities	**382**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**382**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	3
Accumulated Other Comprehensive Income/(Loss)	(76)
Total Retained Earnings	526
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**545**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**545**
Total Liabilities Non Controlling Interest and Stockholders Equity	**928**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Korea Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	(0)
Global Listing Services	0
Global Information Services	0
Corporate Solutions	946
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**946**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**946**
Operating Expenses:	
Compensation and Benefits	339
Marketing and Advertising	2
Depr and Amortization	0
Professional and Contract Services	46
Computer Ops and Data Communication	2
Occupancy	36
Regulatory	0
General Administrative and Other	(27)
Merger Related Expenses Total	0
Total Operating Expenses	**397**
Operating Income	**548**
Total Interest Income	0
Total Interest Expense	(1)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	547
Income Tax Provisions	**64**
Net Income	**483**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**483**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Oslo ASA
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	524
Investments	0
Total Receivables - Net	2,982
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	34,608
Margin Deposits & Default Fund	0
Total Current Assets	**38,114**
Long Term Assets:	
Total Property and Equipment - Net	370
Goodwill	132,121
Other Intangibles	42,289
Non Current Deferred Taxes	0
Other Long Term Assets	1,026
Total Long Term Assets	**175,805**
Total Assets	**213,919**
LIABILITIES	
Total AP and Accrued Expenses	536
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	963
Deferred Revenue	8
Current Portion Capital Leases	0
Other Accrued Liabilities	4,400
Current Deferred Tax Liability	75
Current Liabilities	**5,982**
Total Long Term Debt	0
Non Current Deferred Tax Liability	11,259
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**11,259**
Total Liabilities	**17,241**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	657,950
Accumulated Other Comprehensive Income/(Loss)	(519,202)
Total Retained Earnings	57,930
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**196,678**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**196,678**
Total Liabilities Non Controlling Interest and Stockholders Equity	**213,919**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Oslo ASA
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	28,100
Global Listing Services	0
Global Information Services	1,314
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	843
Total Revenues	**30,257**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**30,257**
Operating Expenses:	
Compensation and Benefits	3,363
Marketing and Advertising	263
Depr and Amortization	3,510
Professional and Contract Services	2,616
Computer Ops and Data Communication	7,080
Occupancy	724
Regulatory	57
General Administrative and Other	425
Merger Related Expenses Total	0
Total Operating Expenses	**18,038**
Operating Income	**12,219**
Total Interest Income	327
Total Interest Expense	(1)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	12,545
Income Tax Provisions	**2,148**
Net Income	**10,397**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**10,397**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	2,202
Investments	0
Total Receivables - Net	888
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	(3,044)
Margin Deposits & Default Fund	0
Total Current Assets	**46**
Long Term Assets:	
Total Property and Equipment - Net	813
Goodwill	9,580
Other Intangibles	2,328
Non Current Deferred Taxes	1,128
Other Long Term Assets	0
Total Long Term Assets	**13,850**
Total Assets	**13,896**
LIABILITIES	
Total AP and Accrued Expenses	433
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	3,836
Deferred Revenue	23
Current Portion Capital Leases	0
Other Accrued Liabilities	309
Current Deferred Tax Liability	0
Current Liabilities	**4,601**
Total Long Term Debt	0
Non Current Deferred Tax Liability	(65)
Non-current deferred revenue	0
All Other Long Term Liabilities	285
Long Term Liabilities	**220**
Total Liabilities	**4,821**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	1,694
Accumulated Other Comprehensive Income/(Loss)	(2,249)
Total Retained Earnings	9,630
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**9,075**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**9,075**
Total Liabilities Non Controlling Interest and Stockholders Equity	**13,896**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	6,087
Market Technology Revenues	0
Other Revenues	17,866
Total Revenues	**23,953**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**23,953**
Operating Expenses:	
Compensation and Benefits	15,223
Marketing and Advertising	72
Depr and Amortization	757
Professional and Contract Services	3,104
Computer Ops and Data Communication	837
Occupancy	1,471
Regulatory	0
General Administrative and Other	1,618
Merger Related Expenses Total	0
Total Operating Expenses	**23,083**
Operating Income	**870**
Total Interest Income	17
Total Interest Expense	(205)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	682
Income Tax Provisions	**141**
Net Income	**540**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**540**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Riga, AS
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	402
Investments	0
Total Receivables - Net	91
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	668
Margin Deposits & Default Fund	0
Total Current Assets	**1,161**
Long Term Assets:	
Total Property and Equipment - Net	14
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	9
Other Long Term Assets	0
Total Long Term Assets	**23**
Total Assets	**1,184**
LIABILITIES	
Total AP and Accrued Expenses	17
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	69
Deferred Revenue	3
Current Portion Capital Leases	0
Other Accrued Liabilities	29
Current Deferred Tax Liability	0
Current Liabilities	**119**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**119**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	3,962
Accumulated Other Comprehensive Income/(Loss)	(789)
Total Retained Earnings	(3,510)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**1,065**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**1,065**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,184**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Riga, AS
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	311
Global Listing Services	467
Global Information Services	16
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	504
Total Revenues	**1,298**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,298**
Operating Expenses:	
Compensation and Benefits	361
Marketing and Advertising	15
Depr and Amortization	11
Professional and Contract Services	60
Computer Ops and Data Communication	184
Occupancy	36
Regulatory	20
General Administrative and Other	104
Merger Related Expenses Total	0
Total Operating Expenses	**791**
Operating Income	**507**
Total Interest Income	8
Total Interest Expense	0
Dividend and Investment Income	(2)
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	512
Income Tax Provisions	**89**
Net Income	**424**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**424**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Stockholm AB
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	151,751
Investments	34,579
Total Receivables - Net	17,841
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	2,922
Margin Deposits & Default Fund	0
Total Current Assets	**207,093**
Long Term Assets:	
Total Property and Equipment - Net	1,206
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	30
Other Long Term Assets	6
Total Long Term Assets	**1,243**
Total Assets	**208,336**
LIABILITIES	
Total AP and Accrued Expenses	8,643
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	7,298
Deferred Revenue	6,187
Current Portion Capital Leases	0
Other Accrued Liabilities	4,616
Current Deferred Tax Liability	549
Current Liabilities	**27,293**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**27,293**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	12,974
Accumulated Other Comprehensive Income/(Loss)	(39,157)
Total Retained Earnings	207,227
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**181,043**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**181,043**
Total Liabilities Non Controlling Interest and Stockholders Equity	**208,336**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Stockholm AB
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	75,131
Global Listing Services	33,899
Global Information Services	40,949
Corporate Solutions	0
Market Technology Revenues	20,310
Other Revenues	1,875
Total Revenues	**172,165**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**172,165**
Operating Expenses:	
Compensation and Benefits	23,353
Marketing and Advertising	1,419
Depr and Amortization	143
Professional and Contract Services	12,128
Computer Ops and Data Communication	26,577
Occupancy	1,208
Regulatory	377
General Administrative and Other	2,365
Merger Related Expenses Total	62
Total Operating Expenses	**67,632**
Operating Income	**104,533**
Total Interest Income	109
Total Interest Expense	(3)
Dividend and Investment Income	13
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	104,653
Income Tax Provisions	**3,745**
Net Income	**100,907**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**100,907**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Tallinn AS
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	462
Investments	0
Total Receivables - Net	44
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	454
Margin Deposits & Default Fund	0
Total Current Assets	**961**
Long Term Assets:	
Total Property and Equipment - Net	13
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	2,409
Total Long Term Assets	**2,421**
Total Assets	**3,382**
LIABILITIES	
Total AP and Accrued Expenses	10
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	109
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	(3)
Current Deferred Tax Liability	170
Current Liabilities	**285**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**285**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	11,130
Accumulated Other Comprehensive Income/(Loss)	(781)
Total Retained Earnings	(7,252)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**3,097**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**3,097**
Total Liabilities Non Controlling Interest and Stockholders Equity	**3,382**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Tallinn AS
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	229
Global Listing Services	295
Global Information Services	494
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	98
Total Revenues	**1,115**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,115**
Operating Expenses:	
Compensation and Benefits	445
Marketing and Advertising	34
Depr and Amortization	9
Professional and Contract Services	132
Computer Ops and Data Communication	133
Occupancy	54
Regulatory	10
General Administrative and Other	63
Merger Related Expenses Total	0
Total Operating Expenses	**880**
Operating Income	**235**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	235
Income Tax Provisions	**53**
Net Income	**183**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**183**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	12,911
Investments	0
Total Receivables - Net	25,337
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	7,872
Margin Deposits & Default Fund	0
Total Current Assets	**46,119**
Long Term Assets:	
Total Property and Equipment - Net	44,662
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	12,359
Other Long Term Assets	344,949
Total Long Term Assets	**401,970**
Total Assets	**448,089**
LIABILITIES	
Total AP and Accrued Expenses	5,773
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	14,424
Deferred Revenue	40,574
Current Portion Capital Leases	0
Other Accrued Liabilities	2,755
Current Deferred Tax Liability	0
Current Liabilities	**63,526**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	122,813
All Other Long Term Liabilities	107
Long Term Liabilities	**122,920**
Total Liabilities	**186,446**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	82,786
Accumulated Other Comprehensive Income/(Loss)	25,000
Total Retained Earnings	153,857
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**261,643**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**261,643**
Total Liabilities Non Controlling Interest and Stockholders Equity	**448,089**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	(0)
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	150,108
Other Revenues	4,956
Total Revenues	**155,064**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**155,064**
Operating Expenses:	
Compensation and Benefits	32,740
Marketing and Advertising	687
Depr and Amortization	17,145
Professional and Contract Services	40,983
Computer Ops and Data Communication	20,878
Occupancy	6,592
Regulatory	0
General Administrative and Other	2,633
Merger Related Expenses Total	40
Total Operating Expenses	**121,698**
Operating Income	**33,366**
Total Interest Income	8
Total Interest Expense	(164)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	(84)
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	33,125
Income Tax Provisions	**5,646**
Net Income	**27,479**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**27,479**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Canada Inc.
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	175
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	1,083
Margin Deposits & Default Fund	0
Total Current Assets	**1,258**
Long Term Assets:	
Total Property and Equipment - Net	1
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**1**
Total Assets	**1,259**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	198
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	(12)
Current Deferred Tax Liability	0
Current Liabilities	**187**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**187**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	703
Accumulated Other Comprehensive Income/(Loss)	(330)
Total Retained Earnings	699
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**1,072**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**1,072**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,259**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Canada Inc.
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	1,511
Total Revenues	**1,511**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,511**
Operating Expenses:	
Compensation and Benefits	1,095
Marketing and Advertising	0
Depr and Amortization	21
Professional and Contract Services	13
Computer Ops and Data Communication	93
Occupancy	161
Regulatory	0
General Administrative and Other	83
Merger Related Expenses Total	0
Total Operating Expenses	**1,466**
Operating Income	**46**
Total Interest Income	8
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	53
Income Tax Provisions	**16**
Net Income	**37**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**37**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Energy Systems AS
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	197
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	11,381
Margin Deposits & Default Fund	0
Total Current Assets	**11,578**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	89
Non Current Deferred Taxes	(1,608)
Other Long Term Assets	482
Total Long Term Assets	**(1,038)**
Total Assets	**10,540**
LIABILITIES	
Total AP and Accrued Expenses	1,009
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	347
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	130
Current Deferred Tax Liability	846
Current Liabilities	**2,332**
Total Long Term Debt	0
Non Current Deferred Tax Liability	131
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**131**
Total Liabilities	**2,463**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	5,622
Accumulated Other Comprehensive Income/(Loss)	(6,116)
Total Retained Earnings	8,571
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**8,077**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**8,077**
Total Liabilities Non Controlling Interest and Stockholders Equity	**10,540**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Energy Systems AS
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	2,136
Total Revenues	**2,136**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**2,136**
Operating Expenses:	
Compensation and Benefits	1,416
Marketing and Advertising	1
Depr and Amortization	82
Professional and Contract Services	304
Computer Ops and Data Communication	11
Occupancy	15
Regulatory	0
General Administrative and Other	56
Merger Related Expenses Total	0
Total Operating Expenses	**1,884**
Operating Income	**252**
Total Interest Income	148
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	399
Income Tax Provisions	**49**
Net Income	**350**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**350**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Italy Srl
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	158
Investments	0
Total Receivables - Net	57
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	959
Margin Deposits & Default Fund	0
Total Current Assets	**1,174**
Long Term Assets:	
Total Property and Equipment - Net	11
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**11**
Total Assets	**1,185**
LIABILITIES	
Total AP and Accrued Expenses	27
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	297
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	29
Current Deferred Tax Liability	0
Current Liabilities	**352**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**352**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	149
Accumulated Other Comprehensive Income/(Loss)	(297)
Total Retained Earnings	981
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**833**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**833**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,185**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Italy Srl
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	874
Total Revenues	**874**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**874**
Operating Expenses:	
Compensation and Benefits	645
Marketing and Advertising	27
Depr and Amortization	7
Professional and Contract Services	21
Computer Ops and Data Communication	4
Occupancy	61
Regulatory	0
General Administrative and Other	109
Merger Related Expenses Total	0
Total Operating Expenses	**874**
Operating Income	**(1)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(0)
Income Tax Provisions	**22**
Net Income	**(22)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(22)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Japan Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	225
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	74
Margin Deposits & Default Fund	0
Total Current Assets	**299**
Long Term Assets:	
Total Property and Equipment - Net	151
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	360
Total Long Term Assets	**512**
Total Assets	**810**
LIABILITIES	
Total AP and Accrued Expenses	19
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	294
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	(45)
Current Deferred Tax Liability	0
Current Liabilities	**268**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**268**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	841
Accumulated Other Comprehensive Income/(Loss)	(216)
Total Retained Earnings	(83)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**542**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**542**
Total Liabilities Non Controlling Interest and Stockholders Equity	**810**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Japan Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	2,114
Total Revenues	**2,114**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**2,114**
Operating Expenses:	
Compensation and Benefits	1,470
Marketing and Advertising	74
Depr and Amortization	37
Professional and Contract Services	52
Computer Ops and Data Communication	12
Occupancy	184
Regulatory	0
General Administrative and Other	274
Merger Related Expenses Total	0
Total Operating Expenses	**2,103**
Operating Income	**11**
Total Interest Income	0
Total Interest Expense	(2)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	10
Income Tax Provisions	**78**
Net Income	**(68)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(68)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Teknoloji Servisi Limited Sirketi
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	22
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**22**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**22**
LIABILITIES	
Total AP and Accrued Expenses	(1)
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	(1)
Current Deferred Tax Liability	0
Current Liabilities	**(2)**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**(2)**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	43
Accumulated Other Comprehensive Income/(Loss)	(4)
Total Retained Earnings	(15)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**24**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**24**
Total Liabilities Non Controlling Interest and Stockholders Equity	**22**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Teknoloji Servisi Limited Sirketi
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	30
Total Revenues	**30**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**30**
Operating Expenses:	
Compensation and Benefits	1
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	41
Computer Ops and Data Communication	0
Occupancy	2
Regulatory	0
General Administrative and Other	2
Merger Related Expenses Total	0
Total Operating Expenses	**45**
Operating Income	**(15)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(15)
Income Tax Provisions	**0**
Net Income	**(15)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(15)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Treasury AB
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	231,257
Investments	23,171
Total Receivables - Net	6,921
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	100,581
Margin Deposits & Default Fund	0
Total Current Assets	**361,931**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	(5)
Other Long Term Assets	759,108
Total Long Term Assets	**759,104**
Total Assets	**1,121,035**
LIABILITIES	
Total AP and Accrued Expenses	282
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	326
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	189,016
Current Deferred Tax Liability	0
Current Liabilities	**189,624**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	39
Long Term Liabilities	**39**
Total Liabilities	**189,663**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	968,173
Accumulated Other Comprehensive Income/(Loss)	(60,789)
Total Retained Earnings	23,987
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**931,371**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**931,371**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,121,035**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Treasury AB
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	370
Total Revenues	**370**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**370**
Operating Expenses:	
Compensation and Benefits	1,121
Marketing and Advertising	11
Depr and Amortization	0
Professional and Contract Services	180
Computer Ops and Data Communication	192
Occupancy	91
Regulatory	0
General Administrative and Other	5,585
Merger Related Expenses Total	0
Total Operating Expenses	**7,181**
Operating Income	**(6,810)**
Total Interest Income	7,627
Total Interest Expense	(3,810)
Dividend and Investment Income	1,664
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(1,330)
Income Tax Provisions	**1,275**
Net Income	**(2,605)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(2,605)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Vilnius Services UAB
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	519
Investments	0
Total Receivables - Net	1,686
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	(2,378)
Margin Deposits & Default Fund	0
Total Current Assets	**(172)**
Long Term Assets:	
Total Property and Equipment - Net	1,856
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	96
Other Long Term Assets	0
Total Long Term Assets	**1,952**
Total Assets	**1,780**
LIABILITIES	
Total AP and Accrued Expenses	227
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	547
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	(263)
Current Deferred Tax Liability	0
Current Liabilities	**511**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**511**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	(95)
Total Retained Earnings	111
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**1,269**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**1,269**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,780**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Vilnius Services UAB
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	1,543
Other Revenues	2,831
Total Revenues	**4,374**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**4,374**
Operating Expenses:	
Compensation and Benefits	2,649
Marketing and Advertising	6
Depr and Amortization	49
Professional and Contract Services	148
Computer Ops and Data Communication	475
Occupancy	472
Regulatory	0
General Administrative and Other	524
Merger Related Expenses Total	0
Total Operating Expenses	**4,325**
Operating Income	**49**
Total Interest Income	0
Total Interest Expense	(7)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	42
Income Tax Provisions	**(69)**
Net Income	**111**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**111**

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Netherlands BV
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	2
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	(73)
Margin Deposits & Default Fund	0
Total Current Assets	**(71)**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	(5,857)
Total Long Term Assets	**(5,857)**
Total Assets	**(5,928)**
LIABILITIES	
Total AP and Accrued Expenses	244
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	(0)
Current Deferred Tax Liability	0
Current Liabilities	**244**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**244**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	(4,620)
Accumulated Other Comprehensive Income/(Loss)	(1,230)
Total Retained Earnings	(321)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**(6,172)**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**(6,172)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**(5,928)**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Netherlands BV
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	13
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	19
Computer Ops and Data Communication	0
Occupancy	8
Regulatory	0
General Administrative and Other	1
Merger Related Expenses Total	0
Total Operating Expenses	**41**
Operating Income	**(41)**
Total Interest Income	0
Total Interest Expense	(2)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(43)
Income Tax Provisions	**0**
Net Income	**(43)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(43)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Netherlands Holding BV
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	2
Investments	0
Total Receivables - Net	240
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	(40,575)
Margin Deposits & Default Fund	0
Total Current Assets	**(40,333)**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	152,740
Total Long Term Assets	**152,740**
Total Assets	**112,407**
LIABILITIES	
Total AP and Accrued Expenses	5
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	(0)
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	(6)
Current Deferred Tax Liability	0
Current Liabilities	**(1)**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**(1)**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	(4,795)
Accumulated Other Comprehensive Income/(Loss)	87,995
Total Retained Earnings	29,185
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**112,409**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**112,409**
Total Liabilities Non Controlling Interest and Stockholders Equity	**112,407**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Netherlands Holding BV
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	13
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	118
Computer Ops and Data Communication	0
Occupancy	8
Regulatory	0
General Administrative and Other	89
Merger Related Expenses Total	(342)
Total Operating Expenses	**(114)**
Operating Income	**114**
Total Interest Income	0
Total Interest Expense	(303)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(189)
Income Tax Provisions	**0**
Net Income	**(189)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(189)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Technology Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**0**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**0**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**0**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	(10,421)
Accumulated Other Comprehensive Income/(Loss)	10,070
Total Retained Earnings	351
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**0**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**0**
Total Liabilities Non Controlling Interest and Stockholders Equity	**0**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Technology Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	5
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	5
Income Tax Provisions	**0**
Net Income	**5**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**5**

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Technology (UK) Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**0**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**0**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**0**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	(0)
Accumulated Other Comprehensive Income/(Loss)	296
Total Retained Earnings	(296)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**0**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**0**
Total Liabilities Non Controlling Interest and Stockholders Equity	**0**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Technology (UK) Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Treasury Euro AB
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	(3)
Investments	0
Total Receivables - Net	16,208
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	132,003
Margin Deposits & Default Fund	0
Total Current Assets	**148,208**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	4,250
Other Long Term Assets	0
Total Long Term Assets	**4,250**
Total Assets	**152,459**
LIABILITIES	
Total AP and Accrued Expenses	22,750
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**22,750**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**22,750**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	243,430
Accumulated Other Comprehensive Income/(Loss)	(171,478)
Total Retained Earnings	57,756
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**129,709**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**129,709**
Total Liabilities Non Controlling Interest and Stockholders Equity	**152,459**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Treasury Euro AB
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	754
Merger Related Expenses Total	0
Total Operating Expenses	**754**
Operating Income	**(754)**
Total Interest Income	3,187
Total Interest Expense	(3)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	2,430
Income Tax Provisions	**136**
Net Income	**2,294**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**2,294**

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Treasury Euro Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	375
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	404,445
Margin Deposits & Default Fund	0
Total Current Assets	**404,820**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	243,414
Total Long Term Assets	**243,414**
Total Assets	**648,233**
LIABILITIES	
Total AP and Accrued Expenses	1,714
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	38
Current Deferred Tax Liability	22
Current Liabilities	**1,775**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**1,775**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	699,634
Accumulated Other Comprehensive Income/(Loss)	(53,457)
Total Retained Earnings	282
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**646,459**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**646,459**
Total Liabilities Non Controlling Interest and Stockholders Equity	**648,233**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Treasury Euro Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	1
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	1
Merger Related Expenses Total	0
Total Operating Expenses	**1**
Operating Income	**(1)**
Total Interest Income	1,723
Total Interest Expense	(1)
Dividend and Investment Income	(1,703)
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	19
Income Tax Provisions	**3**
Net Income	**16**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**16**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Shareholder.com B.V.
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	7,566
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**7,566**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**7,566**
LIABILITIES	
Total AP and Accrued Expenses	5,892
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	163
Deferred Revenue	12
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**6,068**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	1
Long Term Liabilities	**1**
Total Liabilities	**6,068**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	(352)
Total Retained Earnings	1,850
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**1,498**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**1,498**
Total Liabilities Non Controlling Interest and Stockholders Equity	**7,566**

Nasdaq, Inc.
Unconsolidated Statement of Income -Shareholder.com B.V.
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	255
Market Technology Revenues	0
Other Revenues	637
Total Revenues	**892**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**892**
Operating Expenses:	
Compensation and Benefits	679
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	58
Computer Ops and Data Communication	1
Occupancy	75
Regulatory	0
General Administrative and Other	79
Merger Related Expenses Total	0
Total Operating Expenses	**892**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**12**
Net Income	**(11)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(11)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -SMARTS (Asia) Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	485
Investments	0
Total Receivables - Net	1,213
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	690
Margin Deposits & Default Fund	0
Total Current Assets	**2,388**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	33
Other Long Term Assets	0
Total Long Term Assets	**33**
Total Assets	**2,421**
LIABILITIES	
Total AP and Accrued Expenses	4
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	598
Current Portion Capital Leases	0
Other Accrued Liabilities	143
Current Deferred Tax Liability	0
Current Liabilities	**746**
Total Long Term Debt	0
Non Current Deferred Tax Liability	68
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**68**
Total Liabilities	**813**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	583
Accumulated Other Comprehensive Income/(Loss)	(494)
Total Retained Earnings	1,788
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**1,607**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**1,607**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,421**

Nasdaq, Inc.
Unconsolidated Statement of Income -SMARTS (Asia) Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	3,609
Other Revenues	(0)
Total Revenues	**3,609**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**3,609**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	3,214
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	88
Merger Related Expenses Total	0
Total Operating Expenses	**3,302**
Operating Income	**308**
Total Interest Income	5
Total Interest Expense	(10)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	303
Income Tax Provisions	**(39)**
Net Income	**342**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**342**

Nasdaq, Inc.
Unconsolidated Balance Sheet - SMARTS Broker Compliance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	4,839
Investments	0
Total Receivables - Net	5,555
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	34,637
Margin Deposits & Default Fund	0
Total Current Assets	**45,032**
Long Term Assets:	
Total Property and Equipment - Net	5,904
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	884
Other Long Term Assets	0
Total Long Term Assets	**6,788**
Total Assets	**51,820**
LIABILITIES	
Total AP and Accrued Expenses	559
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	1,054
Deferred Revenue	431
Current Portion Capital Leases	0
Other Accrued Liabilities	4,782
Current Deferred Tax Liability	0
Current Liabilities	**6,826**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	238
Long Term Liabilities	**238**
Total Liabilities	**7,064**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	2,487
Accumulated Other Comprehensive Income/(Loss)	(8,618)
Total Retained Earnings	50,886
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**44,755**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**44,755**
Total Liabilities Non Controlling Interest and Stockholders Equity	**51,820**

Nasdaq, Inc.
Unconsolidated Statement of Income - SMARTS Broker Compliance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	42,455
Other Revenues	(0)
Total Revenues	**42,454**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**42,454**
Operating Expenses:	
Compensation and Benefits	5,041
Marketing and Advertising	16
Depr and Amortization	1,464
Professional and Contract Services	3,997
Computer Ops and Data Communication	7,010
Occupancy	590
Regulatory	0
General Administrative and Other	87
Merger Related Expenses Total	0
Total Operating Expenses	**18,204**
Operating Income	**24,250**
Total Interest Income	667
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	24,917
Income Tax Provisions	**6,331**
Net Income	**18,586**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**18,586**

Nasdaq, Inc.
Unconsolidated Balance Sheet - SMARTS Group Europe Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**0**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**0**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	21
Current Deferred Tax Liability	0
Current Liabilities	**21**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**21**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	(0)
Accumulated Other Comprehensive Income/(Loss)	(4)
Total Retained Earnings	(17)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**(21)**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**(21)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**0**

Nasdaq, Inc.
Unconsolidated Statement of Income - SMARTS Group Europe Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet - SMARTS Group Holdings Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	2
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**2**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	6,484
Total Long Term Assets	**6,484**
Total Assets	**6,486**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**0**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	6,793
Accumulated Other Comprehensive Income/(Loss)	(242)
Total Retained Earnings	(65)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**6,486**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**6,486**
Total Liabilities Non Controlling Interest and Stockholders Equity	**6,486**

Nasdaq, Inc.
Unconsolidated Statement of Income - SMARTS Group Holdings Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	64
Merger Related Expenses Total	0
Total Operating Expenses	**64**
Operating Income	**(64)**
Total Interest Income	0
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(63)
Income Tax Provisions	**0**
Net Income	**(64)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(64)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -SMARTS Market Surveillance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	1,859
Investments	0
Total Receivables - Net	874
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	(179)
Margin Deposits & Default Fund	0
Total Current Assets	**2,554**
Long Term Assets:	
Total Property and Equipment - Net	5,772
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	379
Other Long Term Assets	313
Total Long Term Assets	**6,464**
Total Assets	**9,018**
LIABILITIES	
Total AP and Accrued Expenses	56
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	1,455
Deferred Revenue	2,574
Current Portion Capital Leases	0
Other Accrued Liabilities	(601)
Current Deferred Tax Liability	0
Current Liabilities	**3,484**
Total Long Term Debt	0
Non Current Deferred Tax Liability	273
Non-current deferred revenue	8,031
All Other Long Term Liabilities	262
Long Term Liabilities	**8,567**
Total Liabilities	**12,051**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	1,367
Accumulated Other Comprehensive Income/(Loss)	(181)
Total Retained Earnings	(4,219)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**(3,033)**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**(3,033)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**9,018**

Nasdaq, Inc.
Unconsolidated Statement of Income -SMARTS Market Surveillance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	(150)
Other Revenues	5,786
Total Revenues	**5,636**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**5,636**
Operating Expenses:	
Compensation and Benefits	3,951
Marketing and Advertising	35
Depr and Amortization	1,854
Professional and Contract Services	2,087
Computer Ops and Data Communication	2,165
Occupancy	0
Regulatory	0
General Administrative and Other	671
Merger Related Expenses Total	0
Total Operating Expenses	**10,764**
Operating Income	**(5,127)**
Total Interest Income	14
Total Interest Expense	(217)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(5,330)
Income Tax Provisions	**(313)**
Net Income	**(5,016)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(5,016)**

Nasdaq, Inc.
Unconsolidated Balance Sheet - TOM Broker B.V
(in thousands, unaudited)

Notes: not in HFM - indirect ownership through TOM Holding N.V.

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet - TOM B.V
(in thousands, unaudited)

Notes: not in HFM - indirect ownership through TOM Holding N.V.

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet - TOM Holding N.V
(in thousands, unaudited)

Notes: not in HFM - not a fully owned entity

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

THE NASDAQ STOCK MARKET LLC

FORM 1 – Amendment of June 28, 2016

EXHIBIT I

CONSOLIDATED FINANCIAL STATEMENTS

The NASDAQ Stock Market LLC and Subsidiaries
Year Ended December 31, 2015
With Report of Independent Auditors

The NASDAQ Stock Market LLC and Subsidiaries

Consolidated Financial Statements

Year Ended December 31, 2015

Contents

Report of Independent Auditors

The Board of Directors and Member
The NASDAQ Stock Market LLC and Subsidiaries

We have audited the accompanying consolidated financial statements of The NASDAQ Stock Market LLC and Subsidiaries, which comprise the consolidated balance sheet as of December 31, 2015, and the related consolidated statements of income, comprehensive income, changes in member's equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The NASDAQ Stock Market LLC and Subsidiaries at December

31, 2015, and the consolidated results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

June 24, 2016

The NASDAQ Stock Market LLC and Subsidiaries

Consolidated Balance Sheet

December 31, 2015
(In Thousands)

Assets	
Current assets	
Cash and cash equivalents	$ 11,001
Receivables, net of reserve for uncollectible accounts	105,458
Receivables from affiliated companies, net	777,650
Deferred tax assets	11,875
Other current assets	23,378
Total current assets	929,362
Long- term assets	
Property and equipment, net	71,114
Non-current deferred tax assets	26,682
Goodwill	929,133
Intangible assets, net	36,844
Other assets	6,192
Total long-term assets	1,069,965
Total assets	$ 1,999,327
Liabilities and member's equity	
Current liabilities	
Accounts payable and accrued expenses	$ 20,331
Section 31 fees payable to SEC	78,975
Accrued personnel costs	40,421
Deferred revenue	44,430
Other accrued liabilities	26,736
Total current liabilities	210,893
Long-term liabilities	
Non-current deferred tax liabilities	75,211
Non-current deferred revenue	68,605
Other long- term liabilities	5,775
Total long-term liabilities	149,591
Total liabilities	360,484
Member's equity	
Total member's equity	1,638,843
Total liabilities and member's equity	$ 1,999,327

See accompanying notes to consolidated financial statements.

The NASDAQ Stock Market LLC and Subsidiaries

Consolidated Statement of Income

Year Ended December 31, 2015
(In Thousands)

Revenues	
Market services	$ 1,343,297
Listing services	205,571
Information services	215,517
Technology solutions	9,582
Other	21,432
Total revenues	1,795,399
Cost of revenues	
Transaction rebates	(817,611)
Brokerage, clearance, and exchange fees	(275,873)
Total cost of revenues	(1,093,484)
Revenues less transaction rebates, brokerage, clearance, and exchange fees	701,915
Operating Expenses	
Compensation and benefits	121,860
Marketing and advertising	13,189
Depreciation and amortization	33,083
Professional and contract services	19,441
Computer operations and data communications	39,296
Occupancy	21,047
Regulatory	10,457
General, administrative and other	19,202
Total expenses	277,575
Net income before income tax expense	424,340
Provision for income taxes	173,569
Net income	$ 250,771

See accompanying notes to consolidated financial statements.

The NASDAQ Stock Market LLC and Subsidiaries

Consolidated Statement of Comprehensive Income

Year Ended December 31, 2015
(In Thousands)

Net income	$	250,771
Other comprehensive income (loss)		–
Comprehensive income	$	250,771

See accompanying notes to consolidated financial statements.

The NASDAQ Stock Market LLC and Subsidiaries

Consolidated Statement of Changes in Member's Equity

Year Ended December 31, 2015
(In Thousands)

	Member's Equity	Accumulated Other Comprehensive Loss	Retained Earnings	Total Member's Equity
Balance at January 1, 2015	$ 898,402	$ (31)	$ 489,701	$ 1,388,072
Net income	–	–	250,771	250,771
Balance at December 31, 2015	$ 898,402	$ (31)	$ 740,472	$ 1,638,843

See accompanying notes to consolidated financial statements.

The NASDAQ Stock Market LLC and Subsidiaries

Consolidated Statement of Cash Flows

Year Ended December 31, 2015
(In Thousands)

Cash flows from operating activities	
Net income	$ 250,771
Adjustments to reconcile net income to cash provided by operating activities:	
Depreciation and amortization	33,083
Share-based compensation	14,997
Provision for bad debts	2,200
Deferred taxes, net	(10,568)
Other non-cash items	6,666
Net change in operating assets and liabilities:	
Receivables, net of reserve for uncollectible accounts	42,004
Receivables from affiliated companies, net	(233,573)
Other assets	(5,658)
Accounts payable and accrued expenses	(40,238)
Section 31 fees payable to SEC	(22,022)
Accrued personnel costs	7,972
Deferred revenue	(21,068)
Other accrued liabilities	7,921
Net cash provided by operating activities	32,487
Cash flows from investing activities	
Purchases of property and equipment and other	(31,428)
Net cash used in investing activities	(31,428)
Net change in cash and cash equivalents	1,059
Cash and cash equivalents at beginning of period	9,942
Cash and cash equivalents at end of period	$ 11,001

See accompanying notes to consolidated financial statements.

The NASDAQ Stock Market LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015

1. Organization and Nature of Operations

The NASDAQ Stock Market LLC (the "Company," the "Exchange," "The NASDAQ Stock Market," or "we") is a registered national securities exchange in the United States owned and operated by Nasdaq, Inc., ("Nasdaq" or the "Parent"). As of December 31, 2015, a total of 2,859 companies were listed securities on The NASDAQ Stock Market.

As of December 31, 2015, The NASDAQ Stock Market is the parent of its wholly-owned subsidiaries: The NASDAQ Options Market LLC ("NASDAQ Options Market") and Norway Acquisition LLC ("Norway"). Norway, a holding company, is the parent company of Nasdaq Execution Services, LLC ("Nasdaq Execution Services" or "NES"), NASDAQ Options Services, LLC ("NASDAQ Options Services" or "NOS"), and INET Futures Exchange, LLC ("INET Futures Exchange").

NES and NOS are registered broker-dealers with the Securities and Exchange Commission ("SEC") under Section 15(b) of the Securities Exchange Act of 1934. Nasdaq Execution Services currently operates as the routing broker-dealer for affiliate exchanges for sending orders from the affiliate exchanges to other venues for execution in accordance with member order instructions and requirements. Affiliate exchanges include NASDAQ BX, Inc. ("BX") and NASDAQ PHLX LLC ("PHLX"). Up until March 24, 2014, NASDAQ Options Services performed a comparable function to Nasdaq Execution Services with respect to routing of orders from The NASDAQ Options Market, PHLX and BX. As of March 24, 2014, NES, began routing options and became the sole routing broker for Nasdaqs equities and options exchanges in the U.S. As a consequence, NOS became non-operational and withdrew its exchange and clearing house memberships. INET Technology Services, LLC and INET Futures Exchange, LLC are currently inactive entities. NES and NOS are distinguished from most broker-dealers in that they are a facility of The NASDAQ Stock Market, which functions as both an exchange and a Self-Regulatory Organization ("SRO").

The Company offers trading in cash equity securities, derivatives and exchange traded funds ("ETFs") on The NASDAQ Stock Market and the NASDAQ Options Market. The Company's transaction-based platforms in the U.S. provide market participants with the ability to access, process, display and integrate orders and quotes for cash equity securities, derivatives and ETFs. The platforms allow the routing and execution of buy and sell orders as well as the reporting of transactions for cash equity securities, derivatives and ETFs, providing fee-based revenues. The Company provides market participants with several alternatives for accessing the Company's markets for a fee. The Company also earns revenues from annual and monthly exchange membership and registration fees. The NASDAQ Stock Market operates as the exclusive

1. Organization and Nature of Operations (continued)

Securities Information Processor of the Joint Self-Regulatory Organization Plan Governing the Collection, Consolidation, and Dissemination of Quotation and Transaction Information for Nasdaq-listed Securities Traded on Exchanges on an Unlisted Trading Privilege Basis ("UTP Plan"), for the collection and dissemination of best bid and offer information and last transaction information from markets that quote and trade in NASDAQ-listed securities. The NASDAQ Stock Market also is a participant in the UTP Plan and shares in the net distribution of revenue according to the plan on the same terms as the other plan participants. In the role as the Securities Information Processor, The NASDAQ Stock Market collects and disseminates quotation and last sale information for all transactions in NASDAQ-listed securities whether traded on The NASDAQ Stock Market or other exchanges. The Company sells this information to market participants and to data distributors, who then provide the information to subscribers. After deducting costs associated with our role as an exclusive Securities Information Processor, as permitted under the revenue sharing provision of the UTP Plan, we distribute the tape revenues to the respective UTP Plan participants, including The NASDAQ Stock Market, based on a formula required by Regulation NMS that takes into account both trading and quoting activity. In addition, all quotes and trades in NYSE- and NYSE MKT-listed securities are reported and disseminated in real time, and as such, we share in the tape revenues for information on NYSE- and NYSE MKT-listed securities.

The Company's market data products enhance transparency and provide critical information to professional and non-professional investors. We collect, process and create information and earn revenues as a distributor of our own, as well as select, third party content. We provide varying levels of quote and trade information to market participants and to data distributors, who in turn provide subscriptions for this information. Our systems enable distributors to gain direct access to our market depth, index values, mutual fund valuation, order imbalances, market sentiment and other analytical data. Revenues from U.S. market data products are subscription-based and are generated primarily based on the number of data subscribers and distributors of our data.

Companies listed on The NASDAQ Stock Market represent a diverse array of industries including health care, consumer products, telecommunication services, information technology, financial services, industrials and energy. Companies seeking to list securities on The NASDAQ Stock Market must meet minimum listing requirements, including specified financial and corporate governance criteria. Once listed, companies must meet continued listing standards. The NASDAQ Stock Market currently has three listing tiers: The NASDAQ Global Select Market, The NASDAQ Global Market and The NASDAQ Capital Market. All three market tiers maintain rigorous listing and corporate governance standards (both initial and ongoing). There are three types of fees

1. Organization and Nature of Operations (continued)

applicable to companies that list on The NASDAQ Stock Market: an annual renewal fee, a listing of additional shares fees and an initial listing fee. Annual renewal fees for securities listed on The NASDAQ Stock Market are based on total shares outstanding. The fee for listing of additional shares is also based on the total shares outstanding and the initial listing fee for securities listed on The NASDAQ Stock Market includes a listing application fee and a total shares outstanding fee.

Nasdaq announced an all-inclusive annual listing fee program for companies listed in the U.S. which became effective in 2015. Under this new program, listed companies pay an annual fee which includes all listing-related activities, including listing of additional shares. All listed companies will be subject to the all-inclusive program beginning in January 2018, but can elect to opt-in to this program prior to January 2018. These revenues will be recognized ratably over the following 12-month period.

2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The consolidated financial statements, which include the accounts of The NASDAQ Stock Market and its wholly owned subsidiaries, are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as codified in the Accounting Standards Codification ("ASC") and set forth by the Financial Accounting Standards Board ("FASB"). All significant intercompany accounts and transactions have been eliminated in consolidation. The Exchange's significant accounting policies follow.

The accompanying consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the period presented. These adjustments are of a normal recurring nature.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

For the year ended December 31, 2015, the Exchange has not adopted any new accounting pronouncements that had a material impact on its consolidated financial statements.

2. Summary of Significant Accounting Policies (continued)

In May 2014, the FASB issued Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers (Topic 606)," which supersedes the revenue guidance in ASC 605, "Revenue Recognition". The new revenue recognition standard sets forth a five-step revenue recognition model to determine when and how revenue is recognized. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration it expects to receive in exchange for those goods or services. The standard also requires more detailed disclosures. The standard provides alternative methods of initial adoption. On July 9, 2015, the FASB approved the deferral of the effective date of the new revenue recognition standard by one year. As a result, this new standard will now be effective for us on January 1, 2018. Early adoption as of the original effective date is permitted. The Exchange is currently assessing the impact that this standard will have on its consolidated financial statements.

In August 2014, FASB released ASU 2014-15, "Presentation of Financial Statements – Going Concern," requiring management of public and private companies to evaluate whether there is substantial doubt about the entity's ability to continue as a going concern and, if so, disclose that fact. Management will also be required to evaluate and disclose whether its plans alleviate that doubt. The standard will be effective for us on January 1, 2017. Management does not expect this to have a material impact on the consolidated financial statements.

In September 2015, the FASB issued ASU 2015-16, "Simplifying the Accounting for Measurement-Period Adjustments," which eliminates the requirement that an acquirer in a business combination account for measurement-period adjustments retrospectively. This guidance requires that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. In addition, the amendments in this guidance require an entity to present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. The Exchange adopted this new standard on January 1, 2016, which will have no impact on its consolidated financial statements. The Exchange will apply the new guidance to future adjustments to provisional amounts, if any.

In November 2015, the FASB issued ASU 2015-17, "Balance Sheet Classification of Deferred Taxes," which eliminates the current requirement to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, the Exchange will be required to classify all deferred tax liabilities and assets as noncurrent. This new standard is effective for the Exchange on January 1, 2017. Early adoption is permitted and the standard may be applied either prospectively or retrospectively to all periods presented. Management adopted this standard in the

2. Summary of Significant Accounting Policies (continued)

first quarter of 2016 and does not anticipate a material impact on the consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, "Improvements to Employee Share-Based Payment Accounting," which involves several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. This new guidance will require all income tax effects of awards to be recognized as income tax expense or benefit in the income statement when the awards vest or are settled, as opposed to additional paid-in-capital where it is currently recorded. This guidance will impact the calculation of total diluted share count for the earnings per share calculation, as calculated under the treasury stock method. It also will allow an employer to repurchase more of an employee's shares than it can today for tax withholding purposes without triggering liability accounting. All tax-related cash flows resulting from share-based payments are to be reported as operating activities on the statement of cash flows. In regards to forfeitures, the Exchange can make a policy election to either estimate the number of awards that are expected to vest or account for forfeitures as they occur. This new standard is effective for the Exchange on January 1, 2017, with early adoption permitted. Management is currently assessing the impact that this standard will have on the consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, "Leases." Under this new guidance, at the commencement date, lessees will be required to recognize a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. This guidance is not applicable for leases with a term of 12 months or less. Lessor accounting is largely unchanged. The new standard is effective for the Exchange on January 1, 2019. Early adoption is permitted. Management is currently assessing the impact that this standard will have on the consolidated financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include cash held in banks and all non-restricted highly liquid investments with original maturities of three months or less at the time of purchase. Cash equivalents are carried at cost plus accrued interest, which approximates fair value due to the short maturities of these investments. At December 31, 2015, the Exchange held no cash equivalents.

Receivables, Net of Reserve for Uncollectible Accounts

Our receivables are concentrated with our member firms, market data distributors, and listed companies. Receivables are shown net of reserves for uncollectible accounts. The reserve for

2. Summary of Significant Accounting Policies (continued)

uncollectible accounts is maintained at a level that management believes to be sufficient to absorb estimated losses in the accounts receivable portfolio. The reserve is increased by the provision for bad debts which is charged against operating results and decreased by the amount of charge-offs, net of recoveries. The amount charged against operating results is based on several factors including, but not limited to, a continuous assessment of the collectability of each account, the length of time a receivable is past due and our historical experience with the particular customer. In circumstances where a specific customer's inability to meet its financial obligations is known (i.e., bankruptcy filings), we record a specific provision for bad debts against amounts due to reduce the receivable to the amount we reasonably believe will be collected. Due to changing economic, business and market conditions, we review the reserve for bad debts monthly and make changes to the reserve through the provision for bad debts as appropriate. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to pay), our estimates of recoverability could be reduced by a material amount. Total reserve for uncollectible accounts netted against receivables on the Consolidated Balance Sheet was $2.2 million at December 31, 2015.

Property and Equipment, Net

Property and equipment, including leasehold improvements, are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are generally recognized over the estimated useful lives of the related assets. Depreciation of furniture and fixtures is provided using the straight-line method over ten years. Depreciation of acquired software and equipment is provided using the straight-line method over five years. Depreciation of internally developed software is provided using the straight-line method over 2-5 years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the remaining term of the related lease. See Note 4, "*Property and Equipment, Net*" for further discussion.

We also assess potential impairments to our property and equipment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying amount of property and equipment is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value and is recorded as a reduction in the carrying amount of the related asset and a charge to operating results.

Goodwill

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of a business acquired. Goodwill is allocated to the

2. Summary of Significant Accounting Policies (continued)

reporting units based on the assignment of the fair values of each reporting unit of the acquired company. We are required to test goodwill for impairment at the reporting unit level annually, or in interim periods if certain events occur indicating that the carrying value may be impaired. We test for impairment during the fourth quarter of the fiscal year using carrying amounts as of October 1. In conducting the 2015 annual impairment test for goodwill, we first performed a qualitative assessment to determine whether it was more likely than not that the fair value of a reporting unit was less than the carrying amount as a basis for determining whether it was necessary to perform the two-step quantitative goodwill impairment test described in ASC 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. If, after assessing the totality of events or circumstances, we determine that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then the two-step quantitative test for goodwill impairment is performed for the appropriate reporting units. Otherwise, we conclude that no impairment is indicated and the two-step quantitative test for goodwill impairment is not performed.

In conducting the initial qualitative assessment, we analyzed actual and projected growth trends, as well as historical performance versus plan and the results of prior quantitative tests performed. Additionally, each reporting unit assesses critical areas that may impact the business, including macroeconomic conditions and the related impact, market related exposures, competitive changes, new or discontinued products, changes in key personnel, or any other potential risks to projected financial results.

If required, the quantitative goodwill impairment test is a two-step process performed at the reporting unit level. First, the fair value of each reporting unit is compared to its corresponding carrying amount, including goodwill. The fair value of each reporting unit is estimated using a combination of a discounted cash flow valuation, which incorporates assumptions regarding future growth rates, terminal values, and discount rates, as well as a guideline public company valuation, incorporating relevant trading multiples of comparable companies and other factors.

The estimates and assumptions used consider historical performance and are consistent with the assumptions used in determining future profit plans for each reporting unit, which are approved by management. If the first step results in the carrying amount exceeding the fair value of the reporting unit, then a second step must be completed in order to determine the amount of goodwill impairment that should be recorded, if any. In the second step, the implied fair value of the reporting unit's goodwill is determined by allocating the reporting unit's fair value to all of its assets and liabilities other than goodwill in a manner similar to a purchase price allocation. The implied fair value of the goodwill that results from the application of this second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for any difference.

2. Summary of Significant Accounting Policies (continued)

Intangible Assets, Net

Intangible assets, net of accumulated amortization, primarily include customer relationships, trade names and technology. Intangible assets with finite lives are amortized on a straight-line basis over their average estimated useful lives as follows:

- Customer relationships: 10-30 years
- Technology: 3-5 years
- Other: 2-10 years

The estimated useful life of customer relationships is determined based on an analysis of the historical attrition rates of customers and an analysis of the legal, regulatory, contractual, competitive, economic, or other factors that limit the useful life of customer relationships.

The estimated useful life of developed and new technology is based on the likely duration of benefits to be derived from the technology. We consider such factors as the migration cycle for re-platforming existing technologies and the development of future generations of technology. We also give consideration to the pace of the technological changes in the industries in which we sell our products.

For finite-lived intangible assets subject to amortization, impairment is assessed when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. An impairment loss is recognized when the carrying amount of the long-lived asset exceeds its fair value and is not recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.

Revenue Recognition and Cost of Revenues

Market Services

Cash Equity Trading: Cash equity trading revenues are variable, based on individual customer share volumes, and recognized as transactions occur. We charge transaction fees for executing cash equity trades in NASDAQ-listed and other listed securities on The NASDAQ Stock Market as well as on orders that are routed to other market venues for execution.

We record execution revenues from transactions on a gross basis in revenues and record related expenses as cost of revenues. Nasdaq Execution Services operates as the Company's routing

2. Summary of Significant Accounting Policies (continued)

broker-dealer for sending orders to other venues for execution in accordance with member order instructions and requirements. Cash equity trading revenues are recorded within, market services on the Consolidated Statement of Income.

We credit a portion of the per share execution charge to the market participant that provides the liquidity and record these credits as transaction rebates in the Consolidated Statement of Income. These transaction rebates are paid on a monthly basis and the amounts due are included in accounts payable and accrued expenses in the Consolidated Balance Sheet. Transaction rebates related to cash equity trading were $682.0 million for the year ended December 31, 2015.

Also, we pay Section 31 fees to the SEC for supervision and regulation of securities markets. We pass these costs along to our customers through our cash equity trading fees. We collect the fees as a pass-through charge from organizations executing eligible trades on The NASDAQ Stock Market platform and we recognize these amounts in brokerage, clearance, and exchange fees on the Consolidated Statement of Income when incurred. Section 31 fees received are included in cash and cash equivalents in the Consolidated Balance Sheet, at the time of receipt and, as required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable to the SEC in the Consolidated Balance Sheet until paid. Since the amount recorded in revenues is equal to the amount recorded in cost of revenues, there is no impact on our revenues less transaction rebates, brokerage, clearance and exchange fees. As we hold the cash received until payment to the SEC, we earn interest income on the related cash balances.

Derivative Trading: U.S. derivative trading revenues are variable, based on traded volumes, and recognized when executed. The principal types of derivative contracts traded on the NASDAQ Options Market are equity options and index options. For the NASDAQ Options Market, we record derivative trading revenues from transactions on a gross basis in revenues and record related expenses as cost of revenues, as we have certain risk associated with trade execution. NES is the sole routing broker for Nasdaq's equities and options exchanges in the U.S. Derivative trading revenues are included within market services on the Consolidated Statement of Income.

For derivative trading, we credit a portion of the per contract transaction charge to the market makers and specialists that execute trades with a specific trading strategy and record these credits as transaction rebates on the Consolidated Statement of Income. The Company also provides a transaction charge credit to member organizations who send firm business in excess of monthly volume caps. NASDAQ Options Services operates as the Company's routing broker-dealer for sending exchange-listed option orders from the Company to other venues for execution in accordance with member order instructions and requirements. These transaction rebates are paid on a monthly basis and the amounts due from equity transaction rebates are included in accounts payable and accrued expenses and the amounts due from options transaction rebates are included

2. Summary of Significant Accounting Policies (continued)

as a reduction of receivables, net of reserve for uncollectible accounts on the Consolidated Balance Sheet. Transaction rebates were $135.6 million for the year ended December 31, 2015.

Also, we pay Section 31 fees to the SEC for supervision and regulation of securities markets. For options, the fees are billed on a settlement date basis and collected by the Options Clearing Corporation ("OCC"). We pass these costs along to customers through derivative trading fees. We collect the fees as a pass-through charge from organizations executing eligible trades on the NASDAQ Options Market platform and we recognize this amount in brokerage, clearance, and exchange fees on the Consolidated Statement of Income when incurred.

As discussed in Note 11, our Limitation of Liability Rule and procedures apply to both cash equity and derivative trading in the aggregate. Under this rule, we, subject to certain caps, provide compensation for losses directly resulting from the systems' actual failure to correctly process an order, quote, message or other data into our platform.

Access Services

We generate revenues by providing market participants with several alternatives for accessing our markets for a fee. The type of connectivity is determined by the level of functionality a customer needs. As a result, Access Services revenues vary depending on the type of connection provided to customers. We also earn revenues from annual and monthly exchange membership and registration fees. Revenues for providing access to our markets and revenues for monthly exchange membership and registration fees are recognized on a monthly basis as the service is provided. Revenues from annual fees for exchange membership and registration fees are recognized ratably over the following 12-month period. Access Services revenues are included on the Consolidated Statement of Income within market services.

Information Services Revenues

Net Tape Plans

Revenues from U.S. tape plans include eligible UTP Plan revenues which are shared among UTP Plan participants and are presented on a net basis. Under the revenue sharing provision of the UTP Plan, we are permitted to deduct costs associated with acting as the exclusive Securities Information Processor from the total amount of tape revenues collected. After these costs are deducted from the tape revenues, we distribute to the respective UTP Plan participants, including The NASDAQ Stock Market, their share of tape fees based on a formula, required by Regulation

2. Summary of Significant Accounting Policies (continued)

NMS that takes into account both trading and quoting activity. In addition, all quotes and trades in NYSE- and NYSE MKT-listed securities are reported and disseminated in real time, and as such, we share in the tape fees for information on NYSE- and NYSE MKT-listed securities. Revenues from net tape plans are recognized on a monthly basis and are recorded within Information services on the Consolidated Statement of Income. See Market Data Revenue Sharing section below for further discussion of net presentation.

Market Data Products

We collect and process information and earn revenues as a distributor of our own market data as well as select third-party content. We provide varying levels of quote and trade information to market participants and to data distributors, who in turn sell subscriptions for this information to the public. We earn revenues primarily based on the number of data subscribers and distributors of our data. U.S. Market Data revenues are recognized on a monthly basis. These revenues, which are subscription based, are recorded net of amounts due under revenue sharing arrangements with market participants and are recorded within information services on the Consolidated Statement of Income.

Market Data Revenue Sharing

The most significant component of information services revenues presented on a net basis is the UTP Plan revenue sharing in the U.S. All indicators of gross versus net reporting under U.S. GAAP have been considered in analyzing the appropriate presentation of UTP Plan revenue sharing. However, the following are the primary indicators of net reporting:

- *Primary Obligor:* We are the Securities Information Processor for the UTP Plan, in addition to being a participant in the UTP Plan. In our unique role as Securities Information Processor, we facilitate the collection and dissemination of revenues on behalf of the UTP Plan participants. As a participant, we share in the net distribution of revenues according to the plan on the same terms as all other plan participants.

- *Risk of Loss/Credit Risk:* Risk of loss on the revenue is shared equally among plan participants according to the UTP Plan.

- *Price Latitude:* The operating committee of the UTP Plan, which is comprised of representatives from each of the participants, including us solely in our capacity as a UTP Plan participant, is responsible for setting the level of fees to be paid by distributors and subscribers and taking action in accordance with the provisions of the UTP Plan, subject to SEC approval.

2. Summary of Significant Accounting Policies (continued)

Listing Services

Listing Services revenues include annual renewal fees, listing of additional shares fees and initial listing fees. Annual renewal fees do not require any judgments or assumptions by management as these amounts are recognized ratably over the following 12-month period. Listing of additional shares fees and initial listing fees are recognized on a straight-line basis over estimated service periods, which are four and six years, respectively, based on our historical listing experience and projected future listing duration.

Nasdaq announced an all-inclusive annual listing fee program for companies listed in the U.S. which became effective in 2015. Under this new program, listed companies pay an annual fee which includes all listing-related activities, including listing of additional shares. All listed companies will be subject to the all-inclusive program beginning in January 2018, but can elect to opt-in to this program prior to January 2018. These revenues will be recognized ratably over the following 12-month period.

Technology Solutions

Technology Solutions revenues primarily include market technology revenues. Market technology provides technology solutions for trading, clearing, settlement surveillance and information dissemination.

Other Revenues

Other revenues include income earned from Company affiliates in connection with routing fees charged to other affiliate exchanges, as well as certain transfer pricing arrangements with other affiliated companies. See Note 8, "*Related Party Transactions,*" for further discussion.

Share–Based Compensation

Accounting for share-based compensation requires the measurement and recognition of compensation expense for all equity awards based on estimated fair values. We recognize compensation expense for equity awards on a straight-line basis over the requisite service period of the award. See Note 7, "*Share–Based Compensation,*" for further discussion.

2. Summary of Significant Accounting Policies (continued)

Deferred Revenue

Deferred revenue represents cash payments received that are yet to be recognized as revenue, primarily related to listing services revenue. See Note 5, "*Deferred Revenue*," for further discussion.

Advertising Costs

We expense advertising costs, which include media advertising and production costs, in the periods in which the costs are incurred. Media advertising and production costs included as marketing and advertising expense on the Consolidated Statement of Income totaled $11.6 million in 2015.

Software Costs

Significant purchased application software and operational software that are an integral part of computer hardware are capitalized and amortized on a straight-line basis over their estimated useful lives, generally two to five years. All other purchased software is charged to expense as incurred.

Certain costs incurred in connection with developing or obtaining internal use software are capitalized. Unamortized capitalized software development costs are included in data processing equipment and software, within property and equipment, net on the Consolidated Balance Sheet. Amortization of costs capitalized is included in depreciation and amortization expense in the Consolidated Statement of Income.

Income Taxes

The Exchange's operating results are included in the consolidated federal income tax return and certain state income tax returns filed by Nasdaq. The Exchange also files separate tax returns in certain states. For financial reporting purposes, the provision for income taxes for the Exchange is determined as if the Exchange filed separate returns.

The Exchange uses the asset and liability method to provide income taxes on all transactions recorded in the consolidated Nasdaq financial statements. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that will be in effect when these differences are realized. If necessary, a valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized.

2. Summary of Significant Accounting Policies (continued)

In order to recognize and measure our unrecognized tax benefits, management determines whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the recognition thresholds, the position is measured to determine the amount of benefit to be recognized in the consolidated financial statements.

Interest and/or penalties related to income tax matters are recognized in provision for income taxes on the Consolidated Statement of Income. See Note 6, "*Income Taxes*," for further information.

3. Goodwill and Intangible Assets

Goodwill

In 2006, Nasdaq completed an internal reorganization that resulted in the transfer of certain assets and liabilities relating to Nasdaq's acquisition of Inet ATS, Inc. and Brut LLC's trading platforms to the Exchange and its subsidiaries. These assets and liabilities of Nasdaq were transferred as of December 28, 2006 based on the revised operating structure of these entities and resulted in an allocation of goodwill based on the relative fair value of the Company.

The Company utilized the qualitative assessment option for its annual goodwill impairment test performed for fiscal 2015. In conducting the initial qualitative assessment, the Company analyzed actual and projected growth trends, as well as historical performance versus plan and the results of prior quantitative tests performed. Additionally, the Company assessed critical areas that may impact the business, including macroeconomic conditions and the related impact, market related exposures, competitive changes, new or discontinued products, changes in key personnel, or any other potential risks to projected financial results. At December 31, 2015, goodwill relating to the above reorganization and acquisition was $929.1 million. During the year ended December 31, 2015, there were no changes in goodwill. As of December 31, 2015, $43.4 million of the Company's goodwill is deductible for tax purposes.

The Exchange completed the required annual impairment test, which determined that goodwill was not impaired for the year ended December 31, 2015. However, events such as economic weakness and unexpected significant declines in operating results may result in goodwill impairment charges in the future. A significant impairment charge in the future could have a material adverse effect on our operating results.

3. Goodwill and Intangible Assets (continued)

Intangible Assets

The following table presents details of our total purchased intangible assets. All purchased intangible assets with finite lives are amortized using the straight-line method. The weighted-average useful life of the customer relationships is 13 years.

	December 31, 2015		
	Gross Carrying Amount	Accumulated Amortization	Net Intangible Assets
		(In thousands)	
Intangible Assets			
Customer relationships	$ 188,600	$ (151,756)	$ 36,844
Total intangible assets	$ 188,600	$ (151,756)	$ 36,844

For the year ended December 31, 2015, no impairment was recorded with respect to finite-lived intangible assets.

Amortization expense for purchased finite-lived intangible assets was $12.5 million for the year ended December 31, 2015.

The estimated future amortization expense of purchased intangible assets as of December 31, 2015 is as follows (in thousands):

2016	$ 12,546
2017	12,546
2018	11,752
Total	$ 36,844

4. Property and Equipment, Net

The following table presents the Exchange's major categories of property and equipment, net:

	December 31, 2015
	(In thousands)
Data processing equipment and software	$ 96,597
Capitalized software development	101,217
Furniture, equipment and leasehold improvements	39,210
	237,024
Less: accumulated depreciation and amortization	(165,910)
Total property and equipment, net	$ 71,114

The Exchange follows the provisions of ASC 350-40, *Internal-Use Software*, which requires entities to capitalize direct internal and external costs that meet certain capitalization criteria. During the year ended December 31, 2015, costs capitalized relating to internal-use software was $10.7 million. At December 31, 2015, unamortized capitalized software development was $23.2 million.

For the year ended December 31, 2015, capitalized software amortization expense was $7.5 million, while total depreciation expense relating to all other property and equipment was $13.1 million. These amounts are included in depreciation and amortization expense in the Consolidated Statement of Income.

5. Deferred Revenue

At December 31, 2015, we estimate that our deferred revenues, which are primarily related to Listing Services, will be recognized in the following years:

	Initial Listing Fees	Listing of Additional Shares Fees	Annual Listings and Other Fees	Total
	(In thousands)			
Fiscal year ended:				
2016	$ 16,011	$ 27,002	$ 1,417	$ 44,430
2017	13,619	17,861	–	31,480
2017	11,677	7,348	–	19,025
2019	9,523	1,062	–	10,585
2020	5,713	–	–	5,713
2021 and thereafter	1,802	–	–	1,802
	$ 58,345	$ 53,273	$ 1,417	$ 113,035

The changes in our deferred revenue during the year ended December 31, 2015 is reflected in the following table.

	Initial Listing Fees	Listing of Additional Shares Fees	Annual Listings and Other Fees	Total
	(In thousands)			
Balance at January 1, 2015	$ 53,981	$ 78,563	$ 1,559	$ 134,103
Additions	20,640	9,504	149,973	180,117
Amortization	(16,276)	(34,794)	(150,115)	(201,185)
Balance at December 31, 2015	$ 58,345	$ 53,273	$ 1,417	$ 113,035

6. Income Taxes

The Company's operating results are included in the consolidated federal income tax return and certain state income tax returns filed by Nasdaq. For financial reporting purposes, the provision for income taxes for the Exchange is determined as if the Exchange filed separate returns.

The income tax provision consists of the following amounts:

	Year Ended December 31, 2015
	(In thousands)
Current income taxes:	
Federal	$ 138,966
State	45,170
Total current income taxes	184,136
Deferred income taxes:	
Federal	(8,288)
State	(2,279)
Total deferred income taxes	(10,567)
Total income tax provision	$ 173,569

A reconciliation of the U.S. federal statutory rate to the Company's effective tax rate for the year ended December 31, 2015 is as follows:

	Year Ended December 31, 2015
U.S. federal income tax rate	35.0%
State and local income tax rate, net of federal effect	6.5
Other	(0.6)
Effective tax rate	40.9%

6. Income Taxes (continued)

The temporary differences, which give rise to our deferred tax assets and (liabilities) consisted of the following:

	December 31, 2015
	(In thousands)
Deferred tax assets:	
Deferred revenues	$ 35,037
Compensation and benefits	2,587
Provision for bad debts	933
Gross deferred tax assets	38,557
Deferred tax liabilities:	
Amortization of software development costs	(11,382)
Amortization of acquired intangible assets	(15,291)
Depreciation and amortization	(48,538)
Gross deferred tax liabilities	(75,211)
Net deferred tax assets (liabilities) before valuation allowance	(36,654)
Less: valuation allowance	–
Net deferred tax liabilities	$ (36,654)

As of December 31, 2015, we had $5.3 million of unrecognized tax benefits of which $5.0 million would affect tax expense if recognized.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (*in thousands*):

Balance at January 1, 2015	$ 9,015
Changes:	
Additions from tax positions taken in current period	368
Additions from tax positions taken in prior period	251
Reversals from tax positions taken in prior period	(13)
Settlements	(1,250)
Statute of limitations	(3,185)
Balance at December 31, 2015	$ 5,186

6. Income Taxes (continued)

The Company's operating results are included in the federal income tax return and certain state income tax returns filed by Nasdaq. Nasdaq and its eligible subsidiaries file a consolidated U.S. federal income tax return and applicable state and local income tax returns. Federal income tax returns for the years 2011 through 2013 are currently under audit by the Internal Revenue Service and we are subject to examination for the year of 2014. Several state tax returns are currently under examination by the respective tax authorities for the years 2005 through 2013 and we are subject to examination for 2014.

Income tax payments settled through the intercompany accounts in 2015 were $188.2 million.

At December 31, 2015, the Company has accrued $0.6 million for interest and/or penalties related to income tax matters which is included in other accrued liabilities and other long-term liabilities in the Consolidated Balance Sheet and in the provision for income taxes in the Consolidated Income Statement.

For income tax purposes, the Company is disregarded as an entity separate from its owner, Nasdaq. Nasdaq is the filing entity for the federal income tax return and all significant state income tax returns. The current income tax liabilities and receivables of the Company are accrued as a component of related party payables and receivables, respectively. These related party balances are periodically settled.

Additionally, for tax return purposes only, the revenue and expenses associated with the co-location business is attributed to the Company as opposed to Nasdaq Technology Services, LLC, an affiliate entity with which customers enter into co-location contracts, as management is of the view that the taxing authorities might take this position given that the "mind and management" and associated payroll expenses for the business activity recorded within Nasdaq Technology Services, LLC reside in The NASDAQ Stock Market.

The income tax provision recorded by the Company reflects an amount management believes is representative of the tax liability attributable to The NASDAQ Stock Market.

7. Share-Based Compensation

The Exchange is part of a share-based compensation program that provides Nasdaq's Board of Directors broad discretion in creating employee equity incentives. As such, share-based compensation is allocated to us from Nasdaq. Share-based awards, or equity awards, granted under this program include stock options, restricted stock and Performance Stock Units ("PSUs").

7. Share-Based Compensation (continued)

The Parent estimates the fair value of PSUs granted under their total shareholder return, or TSR, program using the Monte Carlo simulation model, as these awards contain a market condition. Assumptions used in the Monte Carlo simulation model include the weighted average risk-free rate and the expected volatility. The risk-free interest rate for periods within the expected life of the award is based on the U.S. Treasury yield curve in effect at the time of grant. The Parent uses historic volatility for PSU awards issued under the TSR program, as implied volatility data could not be obtained for all the companies in the peer groups used for relative performance measurement within the TSR program. Any expenses related to this program that impacts employees of the Exchange are allocated to the Exchange.

Restricted stock is generally time-based and vests over three- to five-year periods beginning on the date of the grant. Stock options are also generally time-based and expire ten years from the grant date. Stock option and restricted stock awards generally include performance-based accelerated vesting features based on achievement of specific Nasdaq corporate performance. If Nasdaq exceeds the applicable performance parameters, the grants vest on the third anniversary of the grant date, if Nasdaq meets the applicable performance parameters, the grants vest on the fourth anniversary, and if Nasdaq does not meet the applicable performance parameters, the grants extend to vest on the fifth anniversary of the grant date.

PSUs are based on performance measures that impact the amount of shares that each recipient will receive upon vesting. PSUs are granted at the fair market value of Nasdaq stock on the grant date and compensation cost is recognized over the performance period and, in certain cases, an additional vesting period. For each grant of PSUs, an employee may receive from 0% to 150% of the target amount granted, depending on the achievement of performance measures. We report the target number of PSUs granted, unless we have determined that it is more likely than not, based on the actual achievement of performance measures, that an employee will receive a different amount of shares underlying the PSUs, in which case we report the amount of shares the employee is likely to receive.

The following table shows the total share-based compensation expense allocated to the Company through an intercompany transaction from Nasdaq resulting from equity awards for the year ended December 31, 2015 included in compensation and benefits on the Consolidated Statement of Income:

7. Share-Based Compensation (continued)

	Year Ended December 31, 2015
	(In thousands)
Share-based compensation expense before income taxes	$ 14,997
Income tax benefit	(5,931)
Total share-based compensation expense after income taxes	$ 9,066

At December 31, 2015, $36.8 million of total unrecognized compensation cost related to restricted stock and PSUs are expected to be recognized over a weighted-average period of 1.9 years.

8. Related Party Transactions

The Company engages in transactions with the Parent. Third party revenues earned by the Company are collected on its behalf by the Parent resulting in receivables from affiliated companies. Such revenues include income earned from Company affiliates in connection with routing fees charged to other affiliate exchanges, as well as certain transfer pricing arrangements with other affiliated companies.

NES and NOS operate solely as the routing broker dealers for the Exchange and BX and PHLX, affiliated entities of the Exchange. As of March 24, 2014, NES, began routing options and became the sole routing broker for Nasdaq's equities and options exchanges in the U.S. Under separate service agreements, the Exchange, BX and PHLX agree to pay a fee per share for routing orders related to securities. Revenue is recognized as earned, and is allocated through an intercompany account. Additionally, expenses incurred by the Company are settled on its behalf by the Parent or the Parent's other subsidiaries and allocated through intercompany charges resulting in payables to affiliated companies.

The Company and its Parent and affiliates share certain services such as accounting, finance, legal, and other administrative support. Expenses related to these shared services are allocated to the Company and its affiliates through intercompany charges based on an allocation model. These expenses represent amounts related to the Company's proportionate share of each expense incurred. In addition, certain transfer pricing arrangements are established with certain affiliates related to the shared services. The transfer pricing arrangements utilize a "cost plus" model whereby costs incurred by the Company on behalf of these foreign affiliates are charged back on a "cost plus" basis. The Company allocated out $21.4 million in expenses for the year ended December 31, 2015, as revenues recognized, and is included in other revenue on the Consolidated Statement of Income.

8. Related Party Transactions (continued)

Occupancy costs are based on leases and adjusted for allocations to/from Nasdaq based on a corporate allocation model based on usage by entity. The Company was allocated $21.0 million in expenses for the year ended December 31, 2015, which is included in occupancy on the Consolidated Statement of Income.

A Regulatory Services Agreement exists between the Company, PHLX and BX that allows one SRO to use the services of another SRO and its staff. Services are provided without cost or expense to the individual SRO.

At December 31, 2015, the Company is owed by Nasdaq $777.7 million in related party receivables, net of related party payables, which is included in receivables from affiliated companies, net in the Consolidated Balance Sheet. The net receivable or payable from these activities is periodically settled.

9. Fair Value of Financial Instruments

The Company considers cash and cash equivalents; receivables, net of reserve for uncollectible accounts; receivables from affiliated companies, net; other assets; accounts payable and accrued expenses, Section 31 fees payable to SEC, and accrued personnel costs to be its financial instruments. The carrying amounts reported in the Consolidated Balance Sheet for the Company's financial instruments closely approximate their fair values due to the short-term nature of these assets and liabilities.

10. Risks and Uncertainties

Our market participants operate in a highly regulated industry. The SEC and other regulatory authorities could impose regulatory changes that could adversely impact the ability of our market participants to use our markets. Regulatory changes by the SEC or other regulatory authorities could result in the loss of a significant number of market participants or a reduction in trading activity on the exchange.

The markets in which we compete are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing products and services, the adoption of new services and products and changing customer demands. We may not be able to keep up with rapid technological and other competitive changes affecting our industry. For example, we must continue to enhance our electronic trading platforms to remain competitive, and our business will be negatively affected if our electronic trading platforms fail to function as expected. If we are unable to develop our electronic trading platforms to include other products and markets, or if our electronic trading platforms do not have the required functionality, performance, capacity,

10. Risks and Uncertainties (continued)

reliability and speed required by our business, as well as by our customers, we may not be able to compete successfully. Further, our failure to anticipate or respond adequately to changes in technology and customer preferences, especially in our market technology business, or any significant delays in product development efforts, could have a material adverse effect on our business, financial condition and operating results.

The Exchange is exposed to credit risk related to transaction, access, and market data services that are billed to customers on a monthly basis, in arrears. The Exchange's potential exposure to credit losses on these transactions is represented in the receivables, net of reserve for uncollectible accounts balance on the Consolidated Balance Sheet. The Exchange's customers are financial institutions whose ability to satisfy their contractual obligations may be impacted by volatile securities markets. On an ongoing basis, management reviews and evaluates changes in the status of the counterparty's creditworthiness. Credit losses such as those described above could adversely affect the Exchange's consolidated financial position and results of operations.

Our business is subject to extensive regulation. Under current U.S. federal securities laws, changes in the rules and operations of our markets, including our pricing structure, must be reviewed and in many cases explicitly approved by the SEC. The SEC may approve, disapprove, or recommend changes to proposals that we submit. In addition, the SEC may delay either the approval process or the initiation of the public comment process. Any delay in approving changes, or the altering of any proposed change, could have an adverse effect on our business, financial condition and operating results. We must compete not only with alternative trading systems, known collectively as dark pools, that are not subject to the same SEC approval process but also with other exchanges that may have lower regulation and surveillance costs than us. There is a risk that trading will shift to exchanges that charge lower fees because, among other reasons, they spend significantly less on regulation.

11. Commitments, Contingencies and Guarantees

Brokerage Activities

NES, as a registered broker-dealer, is subject to regulatory requirements intended to ensure its general financial soundness and liquidity. These requirements obligate NES to comply with minimum net capital requirements. NES is subject to the SEC's Uniform Net Capital Rule 15c3-1. At December 31, 2015 NES was required to maintain minimum net capital of $0.3 million and had total net capital of approximately $6.8 million, or $6.5 million in excess of the minimum amount required. NES is also subject to OCC Rule 302 which requires maintenance of net capital equal to the greater of $2.0 million or 6 2/3 percent of aggregate indebtedness. At December 31, 2015, the Company had $4.8 million of net capital in excess of this minimum requirement.

11. Commitments, Contingencies and Guarantees (continued)

Nasdaq Execution Services provide guarantees to securities clearinghouses and exchanges under its standard membership agreements, which require members to guarantee the performance of other members. If a member becomes unable to satisfy its obligations to a clearinghouses or exchange, other members would be required to meet its shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards. Nasdaq Execution Services' maximum potential liability under these arrangements cannot be quantified. However, we believe that the potential for Nasdaq Execution Services to be required to make payments under these arrangements is unlikely. Accordingly, no contingent liability is recorded in the Consolidated Balance Sheet for these arrangements.

Regulatory Matters

SROs in the securities industry are an essential component of the regulatory scheme of the Securities Exchange Act of 1934 (the "Exchange Act"), for providing fair and orderly markets and protecting investors. The Exchange Act and the rules thereunder impose on the SROs many regulatory and operational responsibilities, including the day-to-day responsibilities for market and broker-dealer oversight. In general, an SRO is responsible for regulating its members through the adoption and enforcement of rules and regulations governing the business conduct of its members. A Regulatory Services Agreement exists between the Company, PHLX, and BX, Inc. that allows one SRO to use the services of another SRO and its staff. Services are provided without cost or expense to the individual SRO.

The Exchange is subject to SEC oversight, as prescribed by the Exchange Act, including periodic and special examinations by the SEC. The Exchange is also potentially subject to regulatory or legal action by the SEC or other interested parties at any time in connection with alleged regulatory violations. The Exchange is also subject to Section 17 of the Exchange Act, which imposes record-keeping requirements, including the requirement to make records available to the SEC for examination. We have been subject to a number of routine reviews and inspections by the SEC or other third parties in the ordinary course and in connection with settlements with the SEC. To the extent such actions or reviews and inspections result in regulatory or other changes, we may be required to modify the manner in which we conduct our business, which may adversely affect our business.

FINRA provides regulatory services to the markets operated or regulated by the Exchange, including the regulation of trading activity and surveillance and investigative functions. We have a limited direct regulatory role in conducting real-time market monitoring, options surveillance, rulemaking and some membership functions through the Exchange's MarketWatch department.

11. Commitments, Contingencies and Guarantees (continued)

We refer suspicious trading behavior discovered by our regulatory staff and all other employees of the markets operated or regulated by the Exchange to FINRA for further investigation.

Under our Limitation of Liability Rule and procedures, we, subject to certain caps, provide compensation for losses directly resulting from the systems' actual failure to correctly process an order, quote, message or other data into our platform. We do not record a liability for any potential claims that may be submitted under the Limitation of Liability Rule unless they meet the provisions required in accordance with U.S. GAAP. As such, losses arising as a result of the rule are accrued and charged to expense only if the loss is probable and estimable. The Limitation of Liability Rule and procedures apply to both cash equity and derivative trading in the aggregate.

Litigation

We may be subject to claims arising out of the conduct of our business. Currently, there are certain legal proceedings pending against us. We believe, based on the opinion of counsel, that any liabilities or settlements arising from these proceedings will not have a material effect on our business, consolidated financial condition, or operating results. Management is not aware of any unasserted claims or assessments that would have a material adverse effect on our consolidated financial condition or operation results.

12. Subsequent Events

The Exchange has evaluated subsequent events through the date the consolidated financial statements were available to be issued and has determined that there are no known events that require disclosure in the consolidated financial statements or accompanying notes in accordance with ASC 855, Subsequent Events.